SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2008 AUG 20 A 11:-2

18 August 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549 [redacted]
U.S.A.

08004440

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of each of the following documents of our Company which we released to The Stock Exchange of Hong Kong Limited on 15 August 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records:-

(1) Notice of Special General Meeting dated 18 August 2008; and
(2) Circular to shareholders dated 18 August 2008 regarding connected transactions relating to the establishment of joint venture for the acquisition, holding and development of land in Tangshan City, Hebei Province, PRC.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
AUG 22 2008
THOMSON REUTERS

Vannay Lau
Assistant Company Secretary

Encl

dw 8/20

e\tm\Tangshan\SGM\Notice\ltr.doc1

RECEIVED
2008 AUG 20 A 11:32

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 10 September 2008 at 10:00 a.m. for the following purposes:

To consider, and if thought fit, passing with or without modification the following resolution as an ORDINARY RESOLUTION:

"THAT

(1) the Master Joint Venture Agreement (a copy of which has been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the transactions contemplated thereunder be and are hereby confirmed, ratified and approved; and

(2) the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Master Joint Venture Agreement and the transactions contemplated thereunder.

For the purposes of this resolution, the term "Master Joint Venture Agreement" shall have the same definition as defined in the circular to the shareholders of the Company dated 18 August 2008."

By order of the Board
Shangri-La Asia Limited
KUOK Khoon Ean
Chairman

Hong Kong, 18 August 2008

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

2. Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

3. In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

4. Shareholders are advised to read the circular to shareholders of the Company dated 18 August 2008 which contains information concerning the resolution to be proposed at the special general meeting.

5. The ordinary resolution set out above shall be decided by way of poll.

As at the date of this notice, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

Exemption File No. 82-5006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

2008 AUG 20 A 11:2

CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN TANGSHAN CITY, HEBEI PROVINCE, PRC

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

SOMERLEY LIMITED

A letter from the Board is set out on pages 6 to 17 of this circular. A letter from the Independent Board Committee is set out on pages 18 and 19 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 20 to 30 of this circular.

An ordinary resolution will be proposed at the Special General Meeting of Shangri-La Asia Limited to be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 10 September 2008 at 10:00 a.m. to approve the matters referred to in this circular.

The notice convening the Special General Meeting is set out on pages 38 and 39 of this circular. A form of proxy for use at the Special General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying form of proxy will not preclude you from attending and voting at the Special General Meeting should you so wish.

* *For identification purpose only*

18 August 2008

CONTENTS

Page

In this circular, the following expressions have the following meanings unless the context indicates otherwise:

"Affiliate(s)"	in relation to any JV Party, any subsidiary or holding company of that JV Party or subsidiary of any such holding company, in each case from time to time;
"APL"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on SGX;
"APL Group"	APL and its subsidiaries;
"Articles of Association"	the articles of association of the JVCO(s);
"associate"	has the meaning ascribed to it in the Listing Rules;
"Associated Corporations"	has the meaning ascribed to it in Part XV of the SFO;
"Board"	the board of Directors;
"Business Day"	a day (excluding Saturday and Sunday) on which banks in Hong Kong are open for business;
"Bye-Laws"	the bye-laws of the Company;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on SGX;
"Confirmation Notices"	confirmation notices (成交確認書) dated 21 July 2008 issued by Tangshan City Land Resources Bureau (唐山市國土資源局) to KPCL, JIPL, SACL and WTIL confirming the winning of the bids for the Project Sites;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Consideration"	the total consideration for the acquisition of the Project Sites, being approximately RMB1,705 million (approximately US$250,000,000);
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;

"Directors"	directors of the Company;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;
"Independent Board Committee"	the independent committee of the Board consisting of all the Independent Non-Executive Directors;
"Independent Financial Adviser" or "Somerley"	Somerley Limited, a corporation licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Master Joint Venture Agreement and the transactions contemplated thereunder;
"Independent Non-Executive Directors"	the independent non-executive Directors;
"Independent Shareholders"	Shareholders who are not required to abstain from voting in respect of the Resolution at the Special General Meeting;
"JIPL"	Jeston Investments Pte Ltd, a company incorporated in Singapore with limited liability and a direct wholly-owned subsidiary of APL;
"JVCO(s)"	wholly foreign-owned enterprise(s) to be established by KPCL, JIPL, SACL and WTIL in Tangshan City, Hebei Province, PRC for the purpose of acquiring, holding and developing the Project Sites, it is currently expected that no more than three such JVCO(s) will be established;
"JV Parties"	collectively, the Company, KPL, APL and KB;
"KB"	Kuok Brothers Sdn. Bhd., a company incorporated in Malaysia with limited liability;
"KB Group"	KB and its subsidiaries;

"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which as at the Latest Practicable Date is the controlling shareholder of each of the Company and KPL;
"KPCL"	Kerry Properties (China) Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"KPL Group"	KPL and its subsidiaries;
"KPL Independent Shareholders"	KPL Shareholders who are not required to abstain from voting at the special general meeting of KPL to be convened to consider and, if thought fit, approve the Master Joint Venture Agreement and the transactions contemplated thereunder;
"KPL Share(s)"	ordinary share(s) of HK$1.00 each in the capital of KPL;
"KPL Shareholder(s)"	holder(s) of KPL Shares;
"KSL"	Kuok (Singapore) Limited, a company incorporated in Singapore, being the controlling shareholder of APL;
"Latest Practicable Date"	8 August 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Master Joint Venture Agreement"	the master joint venture agreement dated 21 July 2008 and entered into between the Company, KPL, APL and KB with respect to the establishment of the JVCO(s) for the acquisition and development of the Project Sites;
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules;

"PRC"	the People's Republic of China;
"Project Sites"	the following sites with a gross site area of 295,013.83 sq.m.: (i) Land no. 1 located at the west of Da Li Road, the north of Chang Hong Street, Phoenix New City District, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大理路西側、長虹道北側地塊 (地塊編號: 1)), with a gross area of 18,912.19 sq.m.; (ii) Land no. 2 located at the east of Da Li Road, the south of Chaoyang Street, Phoenix New City District, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大理路東側、朝陽道南側地塊 (地塊編號: 2)), with a gross area of 200,245.70 sq.m.; and (iii) Land no. 3 located at the west of Da Li Road, the south of Chaoyang Street, Phoenix New City District, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大理路西側、朝陽道南側地塊 (地塊編號: 3)), with a gross area of 75,855.94 sq.m.;
"Resolution"	the resolution to confirm, ratify and approve the Master Joint Venture Agreement and the transactions contemplated thereunder by the Independent Shareholders at the Special General Meeting;
"RMB"	Renminbi, the lawful currency of PRC;
"SACL"	Shangri-La China Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"S$"	Singapore dollars, the lawful currency of Singapore;
"SGX"	Singapore Exchange Securities Trading Limited;

"Share(s)"	ordinary share(s) of HK$1.00 each in the capital of the Company;
"Shareholder(s)"	holder(s) of the Shares;
"Shareholders' Agreements"	the shareholders' agreements to be entered into by KPCL, JIPL, SACL and WTIL in relation to the establishment of the JVCO(s);
"Special General Meeting"	the special general meeting of the Company to be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 10 September 2008 at 10:00 a.m. at which the Resolution will be proposed, the notice of which is set out on pages 38 and 39 of this circular;
"sq.m."	square metres;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"subsidiary"	has the meaning ascribed to it in section 2(4) of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong);
"US$"	United States dollars, the lawful currency of the United States of America;
"WTIL"	Winson Terrace International Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KB; and
"%"	per cent.

Note: In this circular, amounts denominated in RMB have been converted into US$ at the rate of US$1.00 = RMB6.82 and amounts denominated in HK$ have been converted into US$ at the rate of US$1.00 = HK$7.75 for illustration purposes only. No representation is made that the relevant amounts have been, could have been or could be, converted at the above rates or at any other rates or at all.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

Executive Directors:
Mr. KUOK Khoon Ean *(Chairman)*
Mr. KUOK Khoon Loong, Edward
(President and Chief Executive Officer)
Mr. LUI Man Shing *(Deputy Chairman)*
Mr. Giovanni ANGELINI

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr. HO Kian Guan
Mr. Roberto V. ONGPIN
Mr. Alexander Reid HAMILTON+
Mr. WONG Kai Man+
Mr. Timothy David DATTELS+
Mr. Michael Wing-Nin CHIU+
Mr. HO Kian Hock
(Alternate to Mr. HO Kian Guan)

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

18 August 2008

* *For identification purpose only*

\+ *Independent Non-Executive Directors*

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN TANGSHAN CITY, HEBEI PROVINCE, PRC

1. INTRODUCTION

On 22 July 2008, the Board announced that KPCL, JIPL, SACL and WTIL jointly won the bids at the open biddings to acquire the land use rights of the Project Sites in Tangshan City, Hebei Province, PRC. On 21 July 2008, the Tangshan City Land Resources Bureau (唐山市國土資源局) has issued Confirmation Notices to KPCL, JIPL, SACL and WTIL confirming the winning of the bids for the Project Sites.

The Project Sites are designated for hotel and residential uses with ancillary commercial use. The term for the grant of the land use rights of the Project Site No. 1 is 40 years for hotel use; while the terms for the grant of the land use rights of the Project Site Nos. 2 and 3 are 70 years for residential use and 40 years for commercial use.

The Consideration for the acquisition of the Project Sites is approximately RMB1,705 million (approximately US$250,000,000) and will be settled in cash. An initial payment of HK$780 million (approximately US$100,645,000) has been paid and the balance of the Consideration shall be payable in accordance with the land contracts.

Following the successful biddings of the Project Sites, the JV Parties have entered into the Master Joint Venture Agreement on 21 July 2008 pursuant to which the JV Parties will procure KPCL, JIPL, SACL and WTIL (as the case may be) to establish one or more JVCO(s) for the acquisition, holding and development of the Project Sites and to enter into the Shareholders' Agreements and the Articles of Association in connection with the establishment of the JVCO(s) and the development of the Project Sites.

KHL is the controlling shareholder of both the Company and KPL. KPL is an associate of KHL and therefore a connected person of the Company. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of the Company and therefore APL is a connected person of the Company. Accordingly, the entering into of the Master Joint Venture Agreement and the transactions contemplated thereunder constitute connected transactions for the Company under the Listing Rules. As the maximum contribution of the Group to the JVCO(s) exceeds 2.5% of the total assets and market capitalisation of the Company, the Master Joint Venture Agreement and the transactions contemplated thereunder are subject to the approval of the Independent Shareholders.

The purpose of this circular is to provide you with, *inter alia*, further information in respect of the Master Joint Venture Agreement and the transactions contemplated thereunder and other information prescribed by the Listing Rules. This circular also contains a letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders in respect of the Master Joint Venture Agreement and the transactions contemplated thereunder, a letter of advice containing the recommendation of the Independent Board Committee to the Independent Shareholders in relation to the Master Joint Venture Agreement and the transactions contemplated thereunder and a notice of the Special General Meeting.

2. DETAILS OF THE MASTER JOINT VENTURE AGREEMENT

The principal terms of the Master Joint Venture Agreement are as follows:

Date:	21 July 2008
Parties:	The Company, KPL, APL and KB
Formation of joint venture:	The JV Parties shall procure KPCL, JIPL, SACL and WTIL to establish one or more JVCO(s) to acquire the Project Sites. The JV Parties shall agree on the number of JVCO(s) to be established and it is currently expected that no more than three JVCO(s) will be established.
Shareholdings in the JVCO(s):	The shareholdings of KPCL, JIPL, SACL and WTIL in the JVCO(s) shall be in the proportions of 40%, 25%, 20% and 15%, respectively.
Names of the JVCO(s):	To be determined by the JV Parties
Parties to the JVCO(s):	KPCL, JIPL, SACL and WTIL
Registered capital:	The total amount of the registered capital of the JVCO(s) will be equal to the Consideration or such other amount to be agreed among KPCL, JIPL, SACL and WTIL, which will be contributed by KPCL, JIPL, SACL and WTIL on a pro rata basis based on their respective shareholdings in the JVCO(s). The total amount of registered capital of the JVCO(s) shall not exceed the maximum total investment amount stated below.
Maximum total investment amount:	The maximum total investment amount of the JVCO(s) shall be approximately RMB7,300 million (approximately US$1,070,381,000). The JV Parties shall agree on the total investment amount for each of the JVCO(s) but the aggregate amount shall not exceed the maximum total investment amount of RMB7,300 million (approximately US$1,070,381,000).
Scope of business of the JVCO(s):	Real estate development, operation, sale, leasing, property management and hotel development, operation and management.

Funding and provision of securities: The sources and terms of future funding requirements of the JVCO(s) shall be determined by the boards of directors of the JVCO(s) from time to time. If any funding by banks, financial institutions or other third parties is required, each JV Party shall provide or procure the provision of or make available by itself and/or its Affiliates such form of financial assistance (including, without limitation, the provision of collateral or security for the benefit of the JVCO(s) and/or the provision of several corporate guarantees and indemnities by the JV Parties) on a pro rata and several basis based on its equity interest in the JVCO(s) as such lender(s) and the JV Parties may agree. If shareholders' funding is required, each JV Party shall provide or procure the provision of or make available by itself and/or its Affiliates such funding on a pro rata and several basis in accordance with its equity interest in the JVCO(s).

In the event that any respective funding to be provided by KPCL, JIPL, SACL and WTIL to the JVCO(s) is in the form of shareholders' loans, such shareholders' loans:

(a) shall be non-revolving (unless the shareholders of the JVCO(s) agree otherwise);

(b) shall only be repaid subject to, *inter alia*, any restrictions imposed by banks or financial institutions which have extended loans or facilities to the JVCO(s);

(c) shall only be repaid to the shareholders of the JVCO(s) on a pro rata basis in accordance with their then respective equity interests in the JVCO(s) (as the case may be); and

(d) where such shareholders' loans are interest-bearing, interest may be charged at such prevailing rate(s) as the shareholders of the JVCO(s) shall agree.

Reimbursement of initial deposit: 60% of the initial payment of HK$780 million (approximately US$100,645,000) (comprised in the Consideration) shall be reimbursed to KPCL by JIPL, SACL and WTIL in proportion to their respective shareholdings in the JVCO(s).

Board composition: The board of directors of the JVCO(s) will consist of five directors, of which two directors will be nominated by KPCL while each of JIPL, SACL and WTIL will be entitled to nominate one director.

Conditions precedent: The Master Joint Venture Agreement and the transactions contemplated thereunder, the establishment of the JVCO(s) and the performance of the Shareholders' Agreements and the Articles of Association are conditional upon:

(a) approval by the KPL Independent Shareholders in respect of the Master Joint Venture Agreement and the transactions contemplated thereunder and compliance by KPL with the Listing Rules;

(b) approval by the Independent Shareholders in respect of the Master Joint Venture Agreement and the transactions contemplated thereunder and compliance by the Company with the Listing Rules; and

(c) all necessary approvals from the relevant PRC authorities for the establishment of the JVCO(s) having been obtained.

None of the above conditions may be waived by the JV Parties.

Termination of joint venture: (a) In the event that KPL is not able to obtain approval from the KPL Independent Shareholders in respect of the Master Joint Venture Agreement and the transactions contemplated thereunder or the special general meeting to be convened by KPL approving the same is not held on or before 31 December 2008 or such later date as the JV Parties shall agree, KPL may terminate the arrangement in relation to the JVCO(s) by notice in writing to the other JV Parties and upon such termination, KPL may either (i) itself (or through KPCL or any of its Affiliates) acquire the entire interest in the JVCO(s); or (ii) introduce third party(ies) to acquire the respective interests held by the Company, APL, KB or any of their respective Affiliates in the JVCO(s), and reimburse the Company, APL and/or KB (as the case may be) any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Sites or the establishment of the JVCO(s) to acquire the Project Sites within seven Business Days from the date of termination.

(b) In the event that the Company is not able to obtain approval from the Independent Shareholders in respect of the Master Joint Venture Agreement and the transactions contemplated thereunder or the Special General Meeting is not held on or before 31 December 2008 or such later date as the JV Parties shall agree, the Company shall be deemed to have withdrawn from the Master Joint Venture Agreement and KPL, APL and KB shall themselves (or through their respective Affiliates) acquire the interest held by the Group in the JVCO(s) in the same proportion, i.e. the final shareholdings will be KPL/APL/KB: 50%/31.25%/18.75%, and reimburse the Company any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Sites or the establishment of the JVCO(s) to acquire the Project Sites within seven Business Days from the date of such acquisition.

(c) If all necessary approvals, consents, authorisation and licences required under the Shareholders' Agreement and the Articles of Association are not obtained within 18 months from the signing thereof or such later date as the JV Parties shall agree, any JV Party may terminate the arrangement in relation to the JVCO(s) by notice in writing to the other JV Parties. Upon termination, KPL may either (i) itself (or through KPCL or any of its Affiliates) acquire the entire interest in the JVCO(s); or (ii) introduce third party(ies) to acquire the respective interests held by the Company, APL, KB or any of their respective Affiliates in the JVCO(s), and reimburse the Company, APL and/or KB (as the case may be) any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Sites or the establishment of the JVCO(s) to acquire the Project Sites within seven Business Days from the date of termination.

The Company, where appropriate, will comply with the requirements of the Listing Rules if the event as referred to in (a), (b) or (c) above happens.

3. FINANCIAL EFFECTS OF ENTERING INTO THE MASTER JOINT VENTURE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREUNDER

Based on the maximum total investment amount in the JVCO(s) of approximately RMB7,300 million (approximately US$1,070,381,000), the maximum contribution of the Group to the JVCO(s) is expected to be approximately RMB1,460 million (approximately US$214,076,000).

The Consideration has been arrived at following the successful joint bids by KPCL, JIPL, SACL and WTIL at the open biddings after taking into account the location and potential value of the Project Sites. It is currently expected that the funding required by the Company for making the maximum contribution to the JVCO(s) will be sourced by the Company from its internal cash reserves and/or external bank borrowings. The Company is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the Group.

As the JVCO(s) will be owned as to 20% by SACL, the JVCO(s) will be treated as associated company(ies) of SACL and will be so treated in the consolidated financial statements of the Company.

4. INFORMATION ON THE JVCO(s)

Following completion of the transactions contemplated under the Master Joint Venture Agreement, each of the JVCO(s) will be owned by SACL, KPCL, JIPL and WTIL in the proportions of 20%, 40%, 25% and 15%, respectively. The JV Parties shall agree on the number of JVCO(s) to be established and it is currently expected that no more than three JVCO(s) will be established. The shareholding structure of each of the JVCO(s), immediately after completion of the transactions contemplated under the Master Joint Venture Agreement, will be as set out below:


The Company
KPL
APL
KB
100%
100%
100%
100%
SACL
KPCL
JIPL
WTIL
20%
40%
25%
15%
JVCO(s)

5. REASONS FOR AND BENEFITS OF ENTERING INTO THE MASTER JOINT VENTURE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREUNDER

The Directors believe that the joint acquisition and development of the Project Sites on the terms of the Master Joint Venture Agreement will enable the Group to participate in the development of the pieces of prime land in Tangshan City, Hebei Province, PRC. The Project Sites are designated for hotel and residential uses with ancillary commercial use. With the combined experience, standing and expertise of the JV Parties in hotel, commercial and residential projects, the development of the Project Sites is expected to enhance the value of the Shareholders and provide recurrent income for the Group.

In connection with the development and project management of the Project Sites, it is expected that the KPL Group will provide certain on-going project development, construction management and project consultancy services to the JVCO(s) during the period of construction of the Project Sites at an aggregate fee of not more than 2% of the total construction costs. Besides, it is currently contemplated by the JV Parties that a hotel will be built on one of the Project Sites. In connection with the operation and management of such hotel, it is expected that the Group will provide certain on-going hotel management services during the period of operation of such hotel. No agreements have been entered into in respect of the aforesaid transactions and the JVCO(s) will negotiate on an arm's length basis with the relevant parties regarding any agreements for the proposed transactions in due course. The Company will comply with the relevant requirements under the Listing Rules regarding the signing of any agreements for the proposed transactions at the relevant time.

6. INFORMATION ABOUT THE COMPANY, KPL, APL AND KB

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

APL is listed on SGX. The APL Group is principally engaged in property development and investment and project management.

The KB Group's principal activities consist of investment holding with interests in companies which are involved in sugar cane cultivation, sugar milling and sugar refining, flour milling, animal feed manufacturing, edible oil refining and trading, hotel operations, shipping, property investment and development, oil palm cultivation, film distribution and exhibition, environmental engineering, waste management and utilities, insurance, reinsurance and insurance broking as well as general trading.

7. IMPLICATIONS UNDER THE LISTING RULES

KHL is the controlling shareholder of both the Company and KPL. KPL is an associate of KHL and therefore a connected person of the Company. KPCL is an indirect wholly-owned subsidiary of KPL. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of the Company and therefore APL is a connected person of the Company. JIPL is a direct wholly-owned subsidiary of APL. Accordingly, the entering into of the Master Joint Venture Agreement and the transactions contemplated thereunder constitute connected transactions for the Company under the Listing Rules. As the maximum contribution of the Group to the JVCO(s) exceeds 2.5% of the total assets and market capitalisation of the Company, the Master Joint Venture Agreement and the transactions contemplated thereunder are subject to the approval of the Independent Shareholders.

The Independent Board Committee has been formed to advise the Independent Shareholders in relation to the Master Joint Venture Agreement and the transactions contemplated thereunder. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Master Joint Venture Agreement and the transactions contemplated thereunder.

8. RECOMMENDATIONS

Having taken into account the recommendation and advice from Somerley in relation to the Master Joint Venture Agreement and the transactions contemplated thereunder (as contained in the letter from Somerley set out on pages 20 to 30 of this circular), the Independent Board Committee is of the view that the terms of the Master Joint Venture Agreement and the transactions contemplated thereunder are on normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole and so far as the Independent Shareholders are concerned. Accordingly, the Directors (including the Independent Non-Executive Directors) consider that the terms of the Master Joint Venture Agreement and the transactions contemplated thereunder are on normal commercial terms and are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 18 and 19 of this circular, which contains its recommendation to the Independent Shareholders, and the letter from Somerley set out on pages 20 to 30 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Master Joint Venture Agreement and the transactions contemplated thereunder.

Both the Independent Board Committee and Somerley recommend the Independent Shareholders to vote in favour of the Resolution to be proposed at the Special General Meeting. Accordingly, the Directors (including the Independent Non-Executive Directors) recommend the Independent Shareholders to vote in favour of the Resolution to be proposed at the Special General Meeting.

9. PROCEDURES BY WHICH A POLL MAY BE DEMANDED

Pursuant to the Bye-Laws, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the general meeting of the Company; or

(ii) by at least three Shareholders present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the general meeting of the Company; or

(iii) by any Shareholder or Shareholders present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the general meeting of the Company; or

(iv) by any Shareholder or Shareholders present in person or by duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the general meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

In addition, if the aggregate proxies held by (i) the Chairman of a particular general meeting, and (ii) the Directors, account for 5% or more of the total voting rights at that general meeting, and if on a show of hands in respect of any resolution, the general meeting votes in the opposite manner to that instructed in the proxies referred to above, the Chairman of the general meeting and/or any Director holding proxies as aforesaid shall demand a poll, unless it is apparent from the total proxies held by those persons that a vote taken on a poll will not reverse the vote taken on a show of hands.

10. GENERAL

The notice convening the Special General Meeting is set out on pages 38 and 39 of this circular. At the Special General Meeting, the Resolution will be proposed to confirm, ratify and approve the Master Joint Venture Agreement and the transactions contemplated thereuunder.

A form of proxy for use at the Special General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Special General Meeting. Completion and return of the accompanying form of proxy will not prevent you from attending and voting at the Special General Meeting should you so wish.

Under the Listing Rules, any connected person of the Company with a material interest in the Master Joint Venture Agreement and the transactions contemplated thereunder, and any other Shareholders and their respective associates with a material interest in the Master Joint Venture Agreement and the transactions contemplated thereunder, shall abstain from voting on the Resolution.

The following persons (the "Abstaining Shareholders") will abstain from voting in respect of the Resolution:

(i) KHL and its associates, which were interested in 1,398,318,463 Shares (representing approximately 48.46% of all Shares in issue) as at the Latest Practicable Date;

(ii) KSL and its associates, which were interested in 138,000,000 Shares (representing approximately 4.78% of all Shares in issue) as at the Latest Practicable Date;

(iii) KB and its associates, which were interested in 89,742,581 Shares (representing approximately 3.11% of all Shares in issue) as at the Latest Practicable Date;

(iv) Mr. KUOK Khoon Ean (a common director of the Company, KHL, KSL and KB) and his associates, who were interested in 2,326,173 Shares (representing approximately 0.08% of all Shares in issue) as at the Latest Practicable Date;

(v) Mr. KUOK Khoon Loong, Edward (a common director of the Company and KHL) and his associates, who were interested in 1,002,222 Shares (representing approximately 0.03% of all Shares in issue) as at the Latest Practicable Date;

(vi) Mr. LUI Man Shing (a common director of the Company and KHL) and his associates, who were interested in 833,333 Shares (representing approximately 0.03% of all Shares in issue) as at the Latest Practicable Date;

(vii) Mr. Giovanni ANGELINI (a common director of the Company and KHL) and his associates, who were interested in 216,666 Shares (representing approximately 0.01% of all Shares in issue) as at the Latest Practicable Date; and

(viii) Madam KUOK Oon Kwong (a common director of the Company, KSL, APL and KB) and her associates, who were interested in 502,289 Shares (representing approximately 0.02% of all Shares in issue) as at the Latest Practicable Date.

As far as the Company is aware, having made all reasonable enquiries, as at the Latest Practicable Date:

(i) the Abstaining Shareholders controlled or were entitled to exercise control over the voting rights in respect of their respective Shares;

(ii) (a) there were no voting trusts or other agreements or arrangements or understandings (other than an outright sale) entered into by or binding upon the Abstaining Shareholders; and (b) there were no obligations or entitlements of the Abstaining Shareholders, whereby such persons have or might have temporarily or permanently passed control over the exercise of the voting right in respect of their Shares to third parties, either generally or on a case-by-case basis; and

(iii) there were no discrepancies between the beneficial shareholding interests in the Company of the Abstaining Shareholders and the number of Shares in respect of which they would control or would be entitled to exercise control over the voting right at the Special General Meeting.

The Resolution will be decided by way of a poll.

The Company will publish an announcement on the results of the Special General Meeting on the Business Day following the Special General Meeting with respect to whether or not the Resolution has been passed by the Independent Shareholders.

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of
Shangri-La Asia Limited
KUOK Khoon Ean
Chairman

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

Independent Board Committee:
Mr. Alexander Reid HAMILTON *(Chairman)*
Mr. WONG Kai Man
Mr. Timothy David DATTELS
Mr. Michael Wing-Nin CHIU

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

18 August 2008

* *For identification purpose only*

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN TANGSHAN CITY, HEBEI PROVINCE, PRC

We refer to the circular of which this letter forms part. Terms defined in the circular shall have the same meanings when used herein unless the context otherwise requires.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether, in our opinion, the terms of the Master Joint Venture Agreement and the transactions contemplated thereunder are fair and reasonable and are in the interests of the Company and its Shareholders as a whole. Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Master Joint Venture Agreement and the transactions contemplated thereunder.

Having considered the recommendation and advice of Somerley, in our opinion, the terms of the Master Joint Venture Agreement and the transactions contemplated thereunder are on normal commercial terms, in the ordinary and usual course of business, are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the Resolution, which will be proposed as an ordinary resolution at the Special General Meeting, in respect of the Master Joint Venture Agreement and the transactions contemplated thereunder.

Yours faithfully,
The Independent Board Committee
of Shangri-La Asia Limited
Alexander Reid HAMILTON *(Chairman)*
WONG Kai Man
Timothy David DATTELS
Michael Wing-Nin CHIU

The following is the text of the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY LIMITED
10th Floor
The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

18 August 2008

To: the Independent Board Committee and
the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTIONS RELATING TO THE ESTABLISHMENT OF JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN TANGSHAN CITY, HEBEI PROVINCE, PRC

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Master Joint Venture Agreement in relation to the establishment of the JVCO(s) by KPCL, JIPL, SACL and WTIL for the acquisition, holding and development of the Project Sites in Tangshan City, Hebei Province, PRC. Details of the Master Joint Venture Agreement are set out in the circular to the Shareholders dated 18 August 2008 (the "Circular"), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As at the Latest Practicable Date, KHL is the controlling shareholder of the Company and is interested in 1,398,318,463 Shares, representing approximately 48.46% of the entire issued share capital of the Company. Therefore, KHL is a connected person of the Company under the Listing Rules. KPL, as a subsidiary of KHL, is considered to be an associate of KHL under the Listing Rules. One of APL's subsidiaries is a 25% substantial shareholder of a subsidiary of the Company. Accordingly, KPL and APL are considered to be connected persons of the Company under the Listing Rules and the transactions contemplated under the Master Joint Venture Agreement constitute connected transactions for the Company under the Listing Rules which require the approval of the Independent Shareholders. KHL, KSL, KB and their respective associates and the five Directors who also hold directorships in either one of the aforesaid companies or in APL, together with their respective associates, shall abstain from voting on the Resolution to approve the Master Joint Venture Agreement at the Special General Meeting, which will be taken by way of poll.

The five common directors are Messrs. KUOK Khoon Ean, KUOK Khoon Loong, Edward, LUI Man Shing, Giovanni ANGELINI, and Madam KUOK Oon Kwong, who together with their respective associates are altogether interested in 4,880,683 Shares, representing approximately 0.17% of the entire issued share capital of the Company as at the Latest Practicable Date. The Independent Board Committee, comprising all the Independent Non-Executive Directors, namely Messrs. Alexander Reid HAMILTON, WONG Kai Man, Timothy David DATTELS and Michael Wing-Nin CHIU, has been established to advise the Independent Shareholders on whether the terms of the Master Joint Venture Agreement are fair and reasonable so far as the Independent Shareholders are concerned and whether the entering into of the Master Joint Venture Agreement is in the interests of the Company and the Shareholders as a whole. We, Somerley, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

In formulating our opinion and recommendation, we have reviewed, among other materials, the Master Joint Venture Agreement and the Confirmation Notices confirming the winning of the bids of the Project Sites by KPCL, JIPL, SACL and WTIL. We have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Group and have assumed that they are true, accurate and complete and will remain true, accurate and complete up to the time of the Special General Meeting. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to believe that any material information has been withheld from us, or to doubt the truth or accuracy of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view. We have not, however, conducted any independent investigation into the business and affairs of the Group or any of the JV Parties.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion, we have taken into consideration the following principal factors and reasons:

1. Background of and reasons for the Master Joint Venture Agreement

Information of the Group

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. Certain subsidiaries of the Group are also the registered proprietors of various trademarks and service marks in various countries, including the brand names of "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos. The Group and some of its associated companies are also engaged in the leasing of office, commercial, residential and exhibition hall space and serviced apartments.

As at 31 December 2007, the Group owned and managed forty-two hotels around the world. It also managed thirteen hotels for third party owners. The Group had equity interest in two hotels which were managed by others. In addition, the Group had forty-five hotel projects under development which operations are expected to be launched between 2008 and 2012. Out of these forty-five hotel projects, twenty-three are owned by the Group, three are held under operating leases with third parties and nineteen of them are owned by third parties but managed by the Group. The Group also owned another six commercial property projects which are under development.

Backed up by the strong growth in both the leisure and business travel in the PRC, the Group continued its expansion in the luxury segment of the hotel market in Asia, especially in PRC. In 2007, an aggregate of 2,943 hotel rooms were added to the inventory of the Group, approximately 90% of which were located in PRC.

Information on the other JV Parties

The following is a summary of the shareholding structure and shareholders background of the JVCO(s) to be formed pursuant to the Master Joint Venture Agreement:

JV Parties	Shareholders of JVCO(s)	Percentage holding
KPL	KPCL	40%
APL	JIPL	25%
The Company	SACL	20%
KB	WTIL	15%
		100%

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC. The KPL Group has a strategy to expand its property business in Mainland China, and is co-operating with the Group to develop mixed-use projects with hotels, residences, commercial properties, offices and deluxe apartments in core locations in prime cities. The KPL Group has a long history of co-investing with the Group since 1996 in developing commercial, residential, office and hotel property projects in Hong Kong and PRC which include Beijing Kerry Centre, Shangri-La's Kerry Centre Hotel, Beijing, Shanghai Kerry Centre and a number of mixed-use development projects located in Shanghai, Tianjin and Nanchang. In July 2008, an associate of KPL also formed a joint venture with the Company in developing a five-star hotel and high-end residential development in the Philippines. As at the Latest Practicable Date, KPL had a market capitalisation of approximately HK$57.9 billion as quoted by Bloomberg.

The principal activities of the APL Group are property development and investment and project management. APL together with the Group has jointly developed the Tanglin Mall (a retail mall), the Tanglin Place (a retail and office centre) and the Traders Hotel in Singapore. In 2006, the APL Group together with KPL and the Company, invested in two mixed-use development projects located in Shanghai and Tianjin. As at the Latest Practicable Date, APL had a market capitalisation of approximately S$1.4 billion as quoted by Bloomberg.

The KB Group's core business is investment holding with interests in companies which are involved in sugar cane cultivation, sugar milling and sugar refining, flour milling, animal feed manufacturing, edible oil refining and trading, hotel operations, shipping, property investment and development, oil palm cultivation, film distribution and exhibition, environmental engineering, waste management and utilities, insurance, reinsurance and insurance broking as well as general trading.

Information on JVCO(s) and the Project Sites

According to the Master Joint Venture Agreement, the JV Parties will procure KPCL, JIPL, SACL and WTIL (as the case may be) to establish one or more JVCO(s) to acquire the Project Sites. The scope of business of the JVCO(s) will be real estate development, operation, sale, leasing, property management and hotel development, operation and management. The maximum total investment amount of the JVCO(s) shall be approximately RMB7,300 million (approximately US$1,070.4 million).

The Project Sites are located in Phoenix New City District, Tangshan City, Hebei Province, PRC and have an aggregate gross site area of 295,013.83 sq.m. The Project Sites are designated for hotel and residential uses with ancillary commercial use.

Details of the Project Sites are as follows:

(a) Land no. 1 located at the west of Da Li Road, the north of Chang Hong Street, Phoenix New City District, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大理路西側、長虹道北側地塊 (地塊編號：1)), with a gross area of 18,912.19 sq.m. and a land use right of 40 years for hotel use;

(b) Land no. 2 located at the east of Da Li Road, the south of Chaoyang Street, Phoenix New City District, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大理路東側、朝陽道南側地塊 (地塊編號：2)), with a gross area of 200,245.70 sq.m. and a land use right of 70 years for residential use and 40 years for commercial use; and

(c) Land no. 3 located at the west of Da Li Road, the south of Chaoyang Street, Phoenix New City District, Tangshan City, Hebei Province, PRC (中國河北省唐山市鳳凰新城區大理路西側、朝陽道南側地塊 (地塊編號：3)), with a gross area of 75,855.94 sq.m. and a land use right of 70 years for residential use and 40 years for commercial use.

The total consideration for the acquisition of the Project Sites, being approximately RMB1,705 million (approximately US$250 million) has taken into account the location and potential value of the Project Sites. An initial deposit of HK$780 million (approximately US$100.6 million) has been advanced and paid by KPCL. 60% of such deposit (together with interest charged at 2.15429% per annum from the date when KPCL paid the deposit up to the date when the reimbursement is made in full by the relevant parties) has been reimbursed to KPCL by JIPL, SACL and WTIL in proportion to their respective shareholdings in the JVCO(s). The balance of the Consideration shall be payable in accordance with the land contracts.

The Project Sites are capable of being developed into mixed-use developments and the development plan shall be agreed among KPCL, JIPL, SACL and WTIL prior to the establishment of the JVCO(s). It is expected that KPL Group will provide certain on-going project development, construction management and project consultancy services to the JVCO(s) during the period of construction of the Project Sites at an aggregate fee of not more than 2% of the total construction costs. It is also contemplated by the JV Parties that a hotel will be built on one of the Project Sites, and it is expected that the Group will provide certain on-going hotel management services during the period of operation of such hotel. No agreements have been entered into in respect of the aforesaid transactions and the JVCO(s) will negotiate on an arm's length basis with the relevant parties regarding the proposed arrangements.

Overview of Tangshan City

Tangshan City is a major heavy industrial city in Hebei Province, situated to the east of Beijing and Tianjin and the west of Qinhuangdao. Tangshan City is a major link between the Northern region and Northeast region of the PRC. Having abundant mineral deposits and other natural resources such as coal, crude oil and steel, Tangshan City is also one of the key energy and raw materials production bases in the PRC. There are a number of historical sites in Tangshan City like the East Mausoleum of the Qing Dynasty which is listed on the World Heritage List. Tangshan also has scenic spots which are famous tourist attractions.

According to the Tangshan Bureau of Statistics, the amount of foreign direct investment in Tangshan City has been growing significantly and increased from US$182 million in 2003 to US$642 million in 2007, representing a growth of approximately 253% as shown in the chart below:


Foreign direct investment in Tangshan City
US$' million
700
600
500
400
300
200
100
0
2003
2004
2005
2006
2007

Source: Tangshan Statistical Year Book issued by Tangshan Bureau of Statistics

Tourism in Tangshan City has also been developing rapidly in the recent years. As stated in the Tangshan Statistical Year Book, Tangshan City recorded an investment in the tourism industry of RMB600 million in 2006. The number of tourists increased significantly from 3.4 million in 2003 to 7.7 million in 2007 as reflected in the graph below:


Number of tourists visiting Tangshan City
Number of
tourists (million)
9
8
7
6
5
4
3
2
1
0
2003
2004
2005
2006
2007

Source: Tangshan Statistical Year Book issued by Tangshan Bureau of Statistics

Reason for the entering into of the Master Joint Venture Agreement

As stated in the 2007 annual report, the Group has an aggressive program for the development and operation of new hotels both owned by the Group and third parties. Under the development plan, it is expected that the number of hotels operated by the Group shall exceed 100 hotels by 2012. Pursuant to the bidding notice of Tangshan City Land Resources Bureau dated 21 June 2008, the Project Sites are designated for hotel and residential uses with ancillary commercial use. The Directors are of the view that the Master Joint Venture Agreement will enable the Group to participate in the development of prime land in Tangshan City, Hebei Province, PRC. The KPL Group and the APL Group are significant property groups and have experience and expertise in developing and managing large-scale mixed-use property projects. With the combined experience, standing and expertise of the JV Parties in hotel, commercial and residential projects, the development of the Project Sites is expected to enhance Shareholder value and provide recurrent income for the Group. The Master Joint Venture Agreement represents the seventh joint property development between the Group and the KPL Group in the PRC since 1996 and the third joint property development between the Group and the APL Group in the PRC since 2006. We set out below the projects jointly developed by the Group, the KPL Group and the APL Group in the PRC:

Projects jointly developed and to be developed in PRC by the Group, the KPL Group and the APL Group

Project	Year	Proportion held by the Group %	Proportion held by the KPL Group %	Proportion held by the APL Group %	Proportion held by others %
Properties in operation					
Beijing Kerry Centre and Shangri-La's Kerry Centre Hotel, Beijing	1998*	23.75	71.25	–	5.0
Shanghai Kerry Centre, Shanghai	1998*	24.75	74.25	–	1.0
Projects under development					
Jingan Project, Shanghai	2004#	49.0	51.0	–	–
Pudong Project, Shanghai	2006#	23.20	40.80	16.0	20.0
Hedong Project, Tianjin	2006#	20.0	49.0	31.0	–
Nanchang City Project, Jiangxi	2008#	20.0	80.0	–	–
Tangshan City Project, Hebei	**2008#**	**20.0**	**40.0**	**25.0**	**15.0**

* *Year of operation*

\# *Year of formation of the relevant joint ventures*

The Directors have advised us that such a mode of partnership has been adopted by the Group in the past and is likely to continue for future large scale high-end mixed-used development projects of the Group in PRC.

The Group maintains a high standard of construction specifications for hotels invested in, operated and managed by the Group. Given the extensive experience of KPL and APL in property development and in light of the Group's past co-operation with the JV Parties on various composite development projects, the Directors are confident that the construction specifications of the hotel to be built on the Project Sites will be of the standard required by the Group.

We consider the JV Parties are suitable joint venture partners for the Group and the Master Joint Venture Agreement is in line with the expansion plan and business strategy of the Group.

2. Principal terms of the Master Joint Venture Agreement

Registered capital, total investment and funding arrangements

The total amount of the registered capital of the JVCO(s) will be agreed among KPCL, JIPL, SACL and WTIL. The maximum total investment amount of the JVCO(s) shall be approximately RMB7,300 million (approximately US$1,070.4 million) and the exact amount of total investment of each JVCO shall be determined prior to the establishment of the JVCO(s). Both registered capital and total investment amount will be contributed by KPCL, JIPL, SACL and WTIL on a pro rata basis based on their respective shareholdings in the JVCO(s).

In the event that the funding is provided by banks, financial institutions or other third parties which require security or guarantee to be provided by the JV Parties and/or their Affiliates for the benefit of the JVCO(s) or by way of shareholders' loans from the JV Parties to the JVCO(s), all financial assistance or loans provided by the JV Parties and/or their Affiliates (as the case may be) to, or for the benefit of, JVCO(s) will be provided on a pro rata and several basis based on their respective equity interests in the JVCO(s). If further funding is required, JVCO(s) shall consider financing the additional funding in the form of loans from banks, financial institutions or third parties or by way of shareholders' loans on a several and pro rata basis.

We consider that the injection of capital and the provision of guarantees for any financial assistance, on a several basis, by the JV Parties and/or its Affiliates to the JVCO(s) in proportion to their respective capital contributions to the JVCO(s) is accepted commercial practice.

Profit distribution

According to the Master Joint Venture Agreement, profit of the JVCO(s) will be distributed to KPCL, JIPL, SACL and WTIL in proportion to their respective capital contributions to the registered capital of the JVCO(s).

Management of JVCO(s)

The board of directors of the JVCO(s) will consist of five directors, of which two directors will be nominated by KPCL while each of JIPL, SACL and WTIL will be entitled to nominate one director. We consider that the board composition of JVCO(s) reflects the expected respective capital contributions to the JVCO(s) by the JV Parties.

Conditions precedent

The Master Joint Venture Agreement is subject to approvals by the Independent Shareholders and the KPL Independent Shareholders and compliance with the Listing Rules by the Company and KPL, and the obtaining of all necessary approvals from the relevant PRC authorities for the establishment of the JVCO(s).

In the event that KPL is not able to obtain approval from the KPL Independent Shareholders in respect of the Master Joint Venture Agreement or the special general meeting to be convened by KPL approving the same is not held on or before 31 December 2008 or such later date as the JV Parties shall agree, KPL may terminate the arrangement in relation to the JVCO(s) by notice in writing to the other JV Parties. If all necessary approvals, consents, authorisation and licences required under the Shareholders' Agreement and the Articles of Association are not obtained within 18 months from the signing thereof or such later date as the JV Parties shall agree, any JV Party may terminate the arrangement in relation to the JVCO(s) by notice in writing to the other JV Parties. Upon termination as a result of either of the aforesaid situations, KPL itself or through KPCL or any of its Affiliates may either acquire the entire interest in the JVCO(s) or introduce third party(ies) to acquire the respective interests held by the Company, APL, KB or any of their respective Affiliates in the JVCO(s). In that case, it will reimburse the Company, APL and/or KB (as the case may be) for any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Sites or the establishment of the JVCO(s) to acquire the Project Sites within seven Business Days from the date of termination.

In the event that the Company is not able to obtain approval from the Independent Shareholders in respect of the Master Joint Venture Agreement or the Special General Meeting is not held on or before 31 December 2008 or such later date as the JV Parties shall agree, the Company shall be deemed to have withdrawn from the Master Joint Venture Agreement and KPL, APL and KB shall themselves (or through their respective Affiliates) acquire the interest held by the Group in the JVCO(s) in the relevant proportion, and reimburse the Company for any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Sites or the establishment of the JVCO(s) to acquire the Project Sites within seven Business Days from the date of such acquisition.

3. Financial effect

(i) Net assets

Following completion of the Master Joint Venture Agreement, the JVCO(s) will be treated as associated company(ies). Their results and financial positions will be reflected in the financial statements of the Group under the equity method of accounting. As the JVCO(s) is a new start up and each of KPCL, JIPL, SACL and WTIL shall contribute the registered capital of the JVCO(s) in proportion to their respective equity interests, the investment by the Group in the JVCO(s) is not expected to have any significant immediate effect on the net assets of the Group.

(ii) Gearing and working capital

Based on the maximum total investment amount in the JVCO(s) of approximately RMB7,300 million (approximately US$1,070.4 million), the maximum contribution of the Group to the JVCO(s) is expected to be approximately RMB1,460 million (approximately US$214.1 million). In view of the cash resources of the Group amounting to approximately US$386.7 million, undrawn bank facilities of US$1,363.4 million and the capital commitments contracted but not provided for of US$609.3 million as at 31 December 2007 based on the Company's latest annual report, if the maximum contribution needs to be funded primarily from internal resources of the Group, the contribution is not expected to have a significant adverse effect on the Group's working capital. The Company is not able to allocate the fundings between internal cash reserves and external bank borrowings at this stage. If all or a large part of funding required by the Group for the establishment of the JVCO(s) is financed by external bank borrowings, the gearing ratio of the Group may be increased.

(iii) Profits and losses

As the JVCO(s) will be owned by SACL as to 20%, the JVCO(s) will be treated as its associated company or companies and the Group's share of profits or losses will be recognised in the income statement of the Group. Since the development of the Project Sites are at a preliminary stage, it is not expected that significant contributions will be recorded from the JVCO(s) for the Group in the near term, while certain pre-operating expenses will have to be shared by the Group.

DISCUSSION AND ANALYSIS

Ownership and management of hotels are the Group's core business and its focus has been luxury hotels in Asia, in particular the PRC. Besides the traditional "stand alone" hotels, the Group also has exposure to large scale composite properties which include a mix of office buildings, hotels, service apartments and shopping arcades. The Project Sites are expected to conform to this latter category.

The Group has rolled out plans to expand its hotel network coverage in the PRC. It currently owns and/or manages 25 hotels in various major cities of the PRC including Beijing, Shanghai, Shenzhen, Wuhan, Dalian, Hangzhou, Qingdao, Shenyang, Xian, Zhongshan, Fuzhou, Beihai, Changchun, Harbin, Baotou, Chengdu, Guangzhou, Huhhot, Changzhou and Suzhou. The Project Sites represent the Group's first step in Tangshan which enjoys a favourable geographic location and is one of the fastest growing cities in the PRC. By virtue of its location in the central section of Bohai Bay region, Tangshan is an important coastal city neighbouring Beijing and Tianjin where the Group has already established or in the process of establishing its presence. Tangshan's strong performance in attracting foreign direct investments and tourists is likely to enhance the volume of international travellers and will provide momentum for mixed-use property projects.

The other JV Parties are experienced and have good standing and expertise in hotel, commercial and industrial projects. Two of them have worked previously and successfully with the Group on major joint developments. Having also considered the size of the JVCO(s) and the cash commitment involved, we consider it would be beneficial for the Group to participate in the development of the Project Sites in conjunction with the other JV Parties.

The terms of the Master Joint Venture Agreement are of standard type. The Group has a 20% interest in JVCO(s). The arrangements for financing are in proportion to the capital contribution of JVCO(s) and JVCO(s) are free to raise its/their own finances as well as calling on the JV Parties. Having considered the Group's net asset value of US$3,881.9 million and cash and cash equivalents of US$386.7 million as at 31 December 2007, we do not consider the Group's proportionate funding commitment to the JVCO(s) of a maximum of approximately RMB1,460 million (approximately US$214.1 million) would impose significant pressure on the Group's financial position. The Group also has representation on the board of directors of the JVCO(s) by nominating one out of a total five board members.

OPINION

Having taking into account the above principal factors and reasons, we consider that the Master Joint Venture Agreement is on normal commercial terms and is entered into in the ordinary and usual course of business of the Company. We further consider that the terms of the Master Joint Venture Agreement are fair and reasonable to the Independent Shareholders and in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, that the Independent Shareholders vote in favour of the Resolution to be proposed at the Special General Meeting to approve the Master Joint Venture Agreement.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
Maggie CHAN
Director

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the Shares, underlying Shares and debentures of the Company or any of its Associated Corporations which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

Long positions in Shares

Name of Director	Number of Shares held					Percentage of total issued share capital as at the Latest Practicable Date
	Personal interests *(Note 1)*	Family interests	Corporate interests	Other interests	Total	
Mr. KUOK Khoon Ean	438,240	79,693 *(Note 2)*	1,808,240 *(Note 3)*	–	2,326,173	0.08
Mr. KUOK Khoon Loong, Edward	1,002,222	–	–	–	1,002,222	0.03
Mr. LUI Man Shing	833,333	–	–	–	833,333	0.03
Mr. Giovanni ANGELINI	216,666	–	–	–	216,666	0.01
Madam KUOK Oon Kwong	168,197	213,345 *(Note 2)*	120,747 *(Note 4)*	–	502,289	0.02
Mr. HO Kian Guan	628,750	–	117,612,393 *(Note 5)*	–	118,241,143	4.10
Mr. HO Kian Hock (Alternate to Mr. HO Kian Guan)	–	–	117,612,393 *(Note 5)*	–	117,612,393	4.08

Notes:

1. These Shares were held by the relevant Directors as beneficial owners.

2. These Shares were held by the spouses of the relevant Directors.

3. These Shares were held through a company which was controlled by Mr. KUOK Khoon Ean and his spouse.

4. These Shares were held through a company which was controlled as to 50% by Madam KUOK Oon Kwong.

5. 76,944,807 Shares were held through companies which were controlled as to 50% by each of Mr. HO Kian Guan and Mr. HO Kian Hock.

   4,628,719 Shares were held through a company which was controlled as to 25% by each of Mr. HO Kian Guan and Mr. HO Kian Hock.

   4,323,268 Shares were held through a company which was controlled as to 13.33% and 7.08% by Mr. HO Kian Guan and Mr. HO Kian Hock respectively.

   31,715,599 Shares were held through companies which were controlled as to 6.70% and 6.81% by Mr. HO Kian Guan and Mr. HO Kian Hock respectively.

Long positions in underlying Shares

As at the Latest Practicable Date, the Directors had personal interests in the following underlying Shares through share options granted under the share option scheme adopted by the Company on 24 May 2002:

Name of Director	Date of grant	Number of underlying Shares	Exercise price per underlying Shares *HK$*	Exercisable period
Mr. KUOK Khoon Loong, Edward	16 June 2006	100,000	14.60	16 June 2008 – 15 June 2016
Mr. LUI Man Shing	16 June 2006	60,000	14.60	16 June 2008 – 15 June 2016
Mr. Giovanni ANGELINI	16 June 2006	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	100,000	14.60	16 June 2008 – 15 June 2016
Madam KUOK Oon Kwong	28 April 2005	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	60,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	60,000	14.60	16 June 2008 – 15 June 2016
Mr. Roberto V. ONGPIN	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016
Mr. Alexander Reid HAMILTON	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016
Mr. Timothy David DATTELS	28 April 2005	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	30,000	14.60	16 June 2008 – 15 June 2016

Long positions in shares of Associated Corporations

Name of Associated Corporation	Name of Director	Number of issued ordinary shares	Percentage of total issued share capital of the relevant company as at the Latest Practicable Date	Capacity in which such interests were held
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	10,000	0.00%	Corporate interest *(Note)*
Shangri-La Hotel Public Company Limited	Mr. LUI Man Shing	10,000	0.01%	Personal interest

Note:

These shares were held through a company which was controlled as to 50% by Madam KUOK Oon Kwong.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its Associated Corporations which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code.

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) As at the Latest Practicable Date, no Director was materially interested in any contract or arrangement subsisting which is significant in relation to the business of the Group taken as a whole.

(b) None of the Directors or Somerley has or has had any direct or indirect interest in any assets acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2007, the date to which the latest published audited financial statements of the Group were made up, save that Mr. KUOK Khoon Loong, Edward, through an associate, leased a residential premises in Hong Kong to the Company for a term of two years commencing from 1 August 2007 at a monthly rental of HK$150,000 (inclusive of rates and management fees) with no option to renew (the "Lease").

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has entered into, or proposed to enter into, a service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

5. COMPETING INTERESTS

Pursuant to Rule 14A.59(11) and Rule 8.10 of the Listing Rules, as at the Latest Practicable Date, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors have been appointed/were appointed as Directors to represent the interests of the Company and/or the Group:

(i) Madam KUOK Oon Kwong is a non-executive director of APL.

The APL Group has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL"), a wholly-owned subsidiary of the Company, also owns a serviced apartment and condominium development in Singapore. While SHL and the APL Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;
- The serviced apartment business is an ancillary part of SHL's hotel business;
- The Group's hotel business is effectively marketed on the strength of Shangri-La International Hotel Management Limited's ("SLIM's") renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services;
- SHL's serviced apartment business is effectively marketed on the strength of SLIM's renowned and high-quality services; and
- Madam KUOK Oon Kwong is only a non-executive director of APL.

(ii) Messrs. HO Kian Guan and HO Kian Hock are substantial shareholders and directors of the company which holds River View Hotel, Singapore. Messrs. HO Kian Guan and HO Kian Hock are substantial shareholders of the company which holds Holiday Inn Riverside Wuhan (the "Holiday Inn Holding Company"). Mr. HO Kian Guan is a director of the Holiday Inn Holding Company.

While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- The hotels operated by the Group and those by the Directors with competing interests are targeting different segments or groups of customers in the market and the differentiation of the clientele segments is based on a combination of factors, such as the geographical locations of the hotels, the breadth of services and amenities available, the positioning of the hotels in the local market, the level of room rates, the size and scale of the hotel and the guest recognition program; and/or

- The Group's hotel business is effectively marketed on the strength of SLIM's renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

6. EXPERT AND CONSENT

The following is the qualification of the expert who has been named in this circular or has given opinion or advice which are contained in this circular:

Name	**Qualification**
Somerley	a corporation licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

Somerley has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its opinion prepared for the purpose of incorporation in this circular, and the references to its name and opinion in the form and context in which they respectively appear.

Somerley has confirmed that as at the Latest Practicable Date, it did not have any beneficial shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did it have any direct or indirect interests in any assets which have since 31 December 2007 (being the date to which the latest published audited financial statements of the Group were made up) been acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any members of the Group.

7. NO MATERIAL ADVERSE CHANGE

Since 31 December 2007 (being the date to which the latest published audited financial statements of the Group were made up), there has been no material adverse change in the financial or trading position of the Group.

8. MISCELLANEOUS

This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Master Joint Venture Agreement and the Lease as referred to in the section headed "Directors' Interests in Contracts" of this appendix are available for inspection during normal business hours at any weekday (public holidays excepted) at the office of the Company at 21st Floor, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong up to and including Wednesday, 10 September 2008.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE IS HEREBY GIVEN that a special general meeting of Shangri-La Asia Limited (the "Company") will be held at Atrium Room, Level 39, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 10 September 2008 at 10:00 a.m. for the following purposes:

To consider, and if thought fit, passing with or without modification the following resolution as an ORDINARY RESOLUTION:

"THAT

(1) the Master Joint Venture Agreement (a copy of which has been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification) and the transactions contemplated thereunder be and are hereby confirmed, ratified and approved; and

(2) the Board of Directors of the Company be and is hereby authorised to take all such actions as it considers necessary or desirable to implement and give effect to the Master Joint Venture Agreement and the transactions contemplated thereunder.

For the purposes of this resolution, the term "Master Joint Venture Agreement" shall have the same definition as defined in the circular to the shareholders of the Company dated 18 August 2008."

By order of the Board
Shangri-La Asia Limited
KUOK Khoon Ean
Chairman

Hong Kong, 18 August 2008

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

* *For identification purpose only*

Notes:

1. Every shareholder entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) is not subject to the aforesaid limitation.

2. Where there are joint registered holders of any share, any one of such persons may vote at the above meeting (or at any adjournment thereof), either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such share will alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any share stands first will for this purpose be deemed joint holders thereof.

3. In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the above meeting (or at any adjournment thereof). Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person if he so wishes. In the event that a shareholder attends the meeting after having lodged his form of proxy, his form of proxy will be deemed to have been revoked.

4. Shareholders are advised to read the circular to shareholders of the Company dated 18 August 2008 which contains information concerning the resolution to be proposed at the special general meeting.

5. The ordinary resolution set out above shall be decided by way of poll.

附註：

1. 凡有權出席上述大會(或其任何續會)及投票之股東，均可委任不超過兩位代表代其出席及投票。受委代表毋須為本公司之股東。由一家結算所(或其代理人)委任之代表數目則不受上述限制。

2. 如屬任何股份之聯名登記持有人，則任何一位該等人士可親自或委派代表在上述大會(或其任何續會)上投票，猶如彼等為唯一有權投票之人士，惟倘超過一位聯名持有人親自或委派代表出席大會，則出席者中只有在本公司股東名冊上排名首位者方有權就該等股份投票。排名首位而已身故之股東之遺囑執行人或遺產管理人將被視作有關股份之聯名持有人。

3. 代表委任表格及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件之副本，須於上述大會(或其任何續會)指定舉行時間不少於四十八小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司(地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓)，方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會及在會上投票。倘若股東在交回代表委任表格後出席大會，則其代表委任表格將被視作撤銷。

4. 務請股東細閱日期為二零零八年八月十八日致本公司股東之通函，當中載有關於將在股東特別大會上提呈之決議案資料。

5. 上述普通決議案將以股數方式投票表決。

SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司*

網址:www.ir.shangri-la.com

(股份代號:00069)

茲通告香格里拉(亞洲)有限公司(「本公司」)謹訂於二零零八年九月十日(星期三)上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店三十九樓天窗廳舉行股東特別大會,藉以考慮下列議程:

考慮並酌情通過(不論有否修訂)下列決議案為普通決議案:

「動議

(1) 確認、追認及批准總合資協議(註有「A」字樣之副本已呈交大會並由大會主席簽署以資識別)及總合資協議當中所述交易;及

(2) 授權本公司董事會採取一切其認為必要或適當之行動,以執行及實行總合資協議及總合資協議當中所述交易。

就本決議案而言,「總合資協議」一詞之釋義與日期為二零零八年八月十八日致本公司股東之通函所界定者相同。」

承董事會命
香格里拉(亞洲)有限公司
主席
郭孔演

香港,二零零八年八月十八日

總辦事處及香港主要營業地點:
香港
中區
添美道一號
中信大廈二十一樓

* 僅供識別

7. 無重大逆轉

自二零零七年十二月三十一日(即本集團最近期刊發之經審核財務報表編製之結算日期)以來，本集團之財政或經營狀況並無重大逆轉。

8. 其他事項

本通函以英文及中文編撰。如有任何歧義，概以英文本為準。

9. 備查文件

總合資協議及本附錄「董事於合約之權益」一節所指之租賃於截至二零零八年九月十日(星期三)(包括該日)止任何週日(公眾假期除外)之一般辦公時間內於本公司辦事處(地址為香港中區添美道一號中信大廈二十一樓)可供查閱。

雖然該等業務可能與本集團在新加坡及武漢之酒店業務互相競爭，惟董事相信該競爭不會對本集團之酒店業務前景帶來重大威脅，原因為：

- 本集團所經營之酒店與由董事所經營而帶有競爭利益之酒店的目標對象乃市場上不同分部或組別之顧客，且客戶分類之差異乃基於酒店之地理位置，酒店服務範圍及所提供之配套設施，酒店於當地市場之定位，酒店之房租水平、面積及規模以及貴賓服務計劃等多種因素而定；及／或

- 本集團之酒店業務乃藉著香格里拉國際在全球酒店業界所建立之強勁和著名品牌及高質素服務之優勢獲有效推廣。

上述之競爭性業務乃由具有獨立管理及行政之公司經營及管理。此外，董事會乃獨立於上述進行競爭性業務之公司之董事會。因此，本集團有能力獨立地按正常交易基準經營上述競爭性業務。

6. 專業人士及同意書

以下為在本通函內已提述或載有其意見或建議之專業人士之資格：

名稱	資格
新百利	一家根據證券及期貨條例可從事第1類（證券買賣）、第4類（證券顧問）、第6類（企業融資顧問）及第9類（資產管理）受規管活動之持牌法團

新百利已就本通函之印行發出同意書，同意分別按現有格式及內容載入其就收錄於本通函而編製之意見並引述其名稱及意見，而迄今並無撤回同意書。

新百利已確認，於最後實際可行日期，其並無於本集團任何成員公司擁有任何實益股權或認購或提名他人認購本集團任何成員公司之證券之權利（不論能否在法律上強制執行），而於本集團任何成員公司自二零零七年十二月三十一日（即本集團最近期刊發之經審核財務報表編製之結算日期）以來所收購或出售或租賃或建議收購或出售或租賃之任何資產中直接或間接擁有任何權益。

4. 服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立服務合約，該服務合約不得於一年內屆滿或本集團成員公司於一年內終止而不作賠償(法定賠償除外)。

5. 競爭性權益

根據上市規則第14A.59(11)條及8.10條，於最後實際可行日期，以下董事被視為於與本集團業務構成競爭或可能構成競爭(不論直接或間接)之業務中擁有權益，惟董事已獲委任／曾經獲委任為董事以代表本公司及／或本集團利益之業務則除外：

(i) 郭雯光女士為APL之非執行董事。

APL集團在新加坡擁有多元化物業組合，包括服務式公寓。本公司之全資附屬公司新加坡Shangri-La Hotel Limited(「SHL」)在新加坡亦擁有一項服務式公寓及公寓發展項目。雖然SHL與APL集團或會在服務式公寓業務方面互相競爭，但董事相信該競爭不會對SHL之業務前景帶來任何重大威脅，原因為：

- SHL主要從事酒店業務；
- 服務式公寓業務為SHL酒店業務之配套部分；
- 本集團之酒店業務乃憑藉香格里拉國際飯店管理有限公司(「香格里拉國際」)在全球酒店業界所建立之強勁和著名品牌及高質素服務之優勢獲有效推廣；
- SHL之服務式公寓業務乃憑藉香格里拉國際之著名及高質素服務之優勢獲有效推廣；及
- 郭雯光女士僅為APL之非執行董事。

(ii) 何建源先生及何建福先生均為持有新加坡豪景大酒店之公司之主要股東及董事。何建源先生及何建福先生均為持有武漢晴川假日酒店之公司(「假日酒店控股公司」)之主要股東。何建源先生為假日酒店控股公司之董事。

於相聯法團股份之好倉

相聯法團名稱	董事姓名	已發行普通股數目	於最後實際可行日期所佔有關公司已發行股本總額之百分比	持有權益之身份
Shangri-La Hotels (Malaysia) Berhad	郭雯光女士	10,000	0.00%	公司權益(附註)
Shangri-La Hotel Public Company Limited	雷孟成先生	10,000	0.01%	個人權益

附註：

此等股份透過一家由郭雯光女士控制50%權益之公司持有。

除本通函所披露者外，於最後實際可行日期，概無本公司董事或主要行政人員於本公司或其任何相聯法團之股份、相關股份或債券中擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之任何權益或淡倉(包括根據證券及期貨條例有關條文下彼等被當作或被視為擁有之權益及淡倉)；或(b)根據證券及期貨條例第352條本公司須列入該條所述登記冊之任何權益或淡倉；或(c)根據標準守則須知會本公司及聯交所之任何權益或淡倉。

3. 董事於合約之權益

(a) 於最後實際可行日期，概無董事於仍屬有效且與本集團整體業務有重大關係之任何合約或安排中擁有重大權益。

(b) 除郭孔錀先生透過一聯繫人向本公司出租一幢位於香港之住宅物業(租期由二零零七年八月一日起為期兩年(並無續約之選擇權)，月租為150,000港元(包括差餉及管理費))(「租賃」)外，概無董事或新百利自二零零七年十二月三十一日(即本集團最近期刊發之經審核財務報表編製之結算日期)以來於本集團任何成員公司所購買或出售或租賃或建議購買或出售或租賃之任何資產中直接或間接擁有任何權益。

於相關股份之好倉

於最後實際可行日期，董事透過根據本公司於二零零二年五月二十四日所採納之購股權計劃授出之購股權於下列相關股份中擁有個人權益：

董事姓名	授出日期	相關股份數目	每股相關股份行使價 港元	行使期
郭孔銶先生	二零零六年六月十六日	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
雷孟成先生	二零零六年六月十六日	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Giovanni ANGELINI先生	二零零六年六月十六日	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
郭雯光女士	二零零五年四月二十八日	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	60,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Roberto V. ONGPIN先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Alexander Reid HAMILTON先生	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Timothy David DATTELS先生	二零零五年四月二十八日	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日

附註：

1. 此等股份由有關董事以實益擁有人身份持有。

2. 此等股份由有關董事之配偶持有。

3. 此等股份透過一家由郭孔演先生及其配偶控制之公司持有。

4. 此等股份透過一家由郭雯光女士控制50%權益之公司持有。

5. 76,944,807股股份透過由何建源先生及何建福先生各自控制50%權益之公司持有。

   4,628,719股股份透過一家由何建源先生及何建福先生各自控制25%權益之公司持有。

   4,323,268股股份透過一家由何建源先生及何建福先生分別控制13.33%及7.08%權益之公司持有。

   31,715,599股股份透過由何建源先生及何建福先生分別控制6.70%及6.81%權益之公司持有。

1. 責任聲明

董事就本通函所載資料共同及個別承擔全部責任。本通函之資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏任何其他事實，足以令本通函所載任何陳述產生誤導。

2. 董事之權益披露

於最後實際可行日期，本公司之董事及主要行政人員於本公司或其任何相聯法團之股份、相關股份及債券中擁有(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文下彼等被當作或被視為擁有之權益及淡倉)；(b)根據證券及期貨條例第352條本公司須列入該條所述登記冊之權益及淡倉；或(c)根據標準守則須知會本公司及聯交所之權益及淡倉如下：

於股份之好倉

董事姓名	所持股份數目					於最後實際可行日期已發行股本總額之百分比
	個人權益 (附註1)	家屬權益	公司權益	其他權益	總計	
郭孔演先生	438,240	79,693 (附註2)	1,808,240 (附註3)	–	2,326,173	0.08
郭孔錀先生	1,002,222	–	–	–	1,002,222	0.03
雷孟成先生	833,333	–	–	–	833,333	0.03
Giovanni ANGELINI先生	216,666	–	–	–	216,666	0.01
郭雯光女士	168,197	213,345 (附註2)	120,747 (附註4)	–	502,289	0.02
何建源先生	628,750	–	117,612,393 (附註5)	–	118,241,143	4.10
何建福先生 (何建源先生之替任董事)	–	–	117,612,393 (附註5)	–	117,612,393	4.08

貴集團已展開計劃，以擴充其於中國之酒店網絡覆蓋率。其現時於中國各主要城市擁有及／或管理25間酒店，覆蓋城市包括北京、上海、深圳、武漢、大連、杭州、青島、瀋陽、西安、中山、福州、北海、長春、哈爾濱、包頭、成都、廣州、呼和浩特、常州及蘇州。項目地塊為　貴集團進軍唐山市之第一步，唐山市享有有利之地理位置，並為中國增長最迅速城市之一。唐山市位處渤海灣地區之中部，為毗鄰北京及天津，且　貴集團經已進駐或正進軍之重要沿海城市。唐山對外商直接投資及遊客之強勁吸引力表現可能會刺激國際旅客人次，並將為混合用途物業項目提供動力。

其他合資方均在酒店、商業及工業項目方面擁有豐富經驗、良好聲望及專業知識。彼等其中兩位以往曾與　貴集團在主要合作發展項目中成功合作。經考慮合資公司之規模及所涉及之現金承擔，吾等認為與其他合資方攜手參與發展項目地塊對　貴集團有利。

總合資協議之年期屬標準類別。　貴集團於合資公司中擁有20%權益。資金安排與合資公司之出資成比例，而合資公司可自行集資及向合資方催繳股款。經考慮於二零零七年十二月三十一日　貴集團之資產淨值3,881,900,000美元及現金及現金等價386,700,000美元後，吾等並不認為　貴集團對合資公司之按比例資金承擔最多約人民幣1,460,000,000元（約214,100,000美元）將對　貴集團之財政狀況造成沉重壓力。　貴集團亦可透過提名合共五名董事會成員之其中一名，委派代表加入合資公司之董事會。

意見

經考慮上述主要因素及理由，吾等認為總合資協議乃按一般商業條款，並於　貴公司之日常及一般業務過程中訂立。吾等亦認為，總合資協議之條款對獨立股東而言乃公平合理，並符合　貴公司及股東之整體利益。因此，吾等建議獨立董事委員會推薦，且吾等亦推薦獨立股東投票贊成將於股東特別大會上提呈之決議案，以批准總合資協議。

此致

獨立董事委員會
及列位獨立股東　台照

代表
新百利有限公司
董事
陳家怡
謹啟

二零零八年八月十八日

3. **財務影響**

(i) *淨資產*

於總合資協議完成後，合資公司將作為聯營公司處理，其業績及財政狀況將根據權益會計法於　貴集團之財務報表中反映。由於合資公司為新成立公司，而嘉里置業中國、JIPL、香格里拉中國及敦年國際將按它們各自之股本權益比例對合資公司註冊資本出資，因此，預期　貴集團於合資公司之投資不會對　貴集團之淨資產造成任何重大即時影響。

(ii) *資本負債及營運資金*

按照合資公司之最高投資總額約人民幣7,300,000,000元(約1,070,400,000美元)計算，預期　貴集團向合資公司作出之最高出資額約為人民幣1,460,000,000元(約214,100,000美元)。鑑於據　貴公司之最近期年報所示，於二零零七年十二月三十一日　貴集團之現金資源約386,700,000美元、未提取銀行融資1,363,400,000美元及已訂約但未撥備資本承擔609,300,000美元，倘最高出資額需要主要以　貴集團之內部資源撥付，預期出資將不會對　貴集團之營運資金造成重大不利影響。現階段　貴公司無法分配內部現金儲備與對外銀行借貸之資金。倘　貴集團就成立合資公司所需之全部或大部分資金乃將以對外銀行借貸撥付，則　貴集團之資本負債比率或會增加。

(iii) *溢利及虧損*

由於香格里拉中國將擁有合資公司之20%權益，合資公司將作為其聯營公司處理，而　貴集團之應佔溢利或虧損將於　貴集團之收益表內確認。由於項目地塊之發展仍處於初步階段，預期合資公司不會在不久將來為　貴集團帶來重大貢獻，反而　貴集團將須攤分若干營運前開支。

討論及分析

擁有及管理酒店為　貴集團之核心業務，而　貴集團一直重點發展亞洲(尤其中國)之豪華酒店。除傳統「單幢」酒店外，　貴集團亦參與大型綜合物業，包括寫字樓大廈、酒店、服務式公寓及商場之組合，而項目地塊預期將符合後者之類別。

溢利分派

根據總合資協議，合資公司之溢利將按嘉里置業中國、JIPL、香格里拉中國及敦年國際各自對合資公司註冊資本之出資比例分派予彼等。

合資公司之管理

合資公司之董事會將由五位董事組成，其中兩位將由嘉里置業中國委派，而JIPL、香格里拉中國及敦年國際各自將有權委派一名董事。吾等認為合資公司之董事會結構乃反映合資方對合資公司的預期各自出資比例。

先決條件

總合資協議須待獨立股東及嘉里建設獨立股東批准、 貴公司及嘉里建設遵守上市規則，以及取得中國相關部門就成立合資公司所需之所有批准。

倘嘉里建設未能就總合資協議取得嘉里建設獨立股東批准，或嘉里建設將召開以批准總合資協議之股東特別大會並未於二零零八年十二月三十一日或之前(或合資方協議之較後日期)舉行，則嘉里建設可向其他合資方發出書面通知終止有關合資公司之安排。倘股東協議及公司章程規定之一切所需批文、同意書、授權及許可證並未於簽署股東協議及公司章程起計18個月內(或合資方協議之較後日期)取得，則任何合資方可向其他合資方發出書面通知終止有關合資公司之安排。於因上述其中一種情況終止後，嘉里建設可自行或透過嘉里置業中國或其任何聯屬公司購買合資公司之全部權益，或引入第三方購買 貴公司、APL、KB或它們各自聯屬公司於合資公司各自所持有之權益。在此情況下，嘉里建設將於終止日期起計七個營業日內向 貴公司、APL及／或KB(視乎情況而定)歸還就(其中包括)購買項目地塊或為購買項目地塊而成立合資公司所支付之任何款項或產生之任何開支。

倘 貴公司未能就總合資協議取得獨立股東批准，或股東特別大會並未於二零零八年十二月三十一日或之前(或合資方協議之較後日期)舉行，則貴公司將被視為已退出總合資協議，及嘉里建設、APL和KB可就它們本身(或透過它們各自的聯屬公司)按相關比例購買 貴集團於合資公司所持有之權益，並於該收購日起計七個營業日內向 貴公司歸還就(其中包括)購買項目地塊或為購買項目地塊而成立合資公司所支付之任何款項或產生之任何開支。

董事已告知吾等， 貴集團過去已採納該種合作模式，並很可能繼續採用於 貴集團日後於中國之大型高檔混合用途發展項目。

貴集團所投資、經營及管理之酒店一向維持高水平之建築規格。鑑於嘉里建設及APL擁有豐富之物業發展經驗，且 貴集團過往與合資方合作發展多項綜合發展項目，董事有信心將興建於項目地塊上之酒店之建築規格將達致 貴集團規定之標準。

吾等認為合資方為 貴集團之合適合資方，而總合資協議符合 貴集團之擴充計劃及營商策略。

2. 總合資協議之主要條款

註冊資本、投資總額及資金安排

合資公司之註冊資本總額將由嘉里置業中國、JIPL、香格里拉中國及敦年國際協定。合資公司之最高投資總額將約為人民幣7,300,000,000元（約1,070,400,000美元），而每間合資公司之實際總投資額將於合資公司成立前釐定。註冊資金及投資總額將由嘉里置業中國、JIPL、香格里拉中國及敦年國際按它們各自於合資公司之股權比例出資。

倘需要由銀行、財務機構或其他第三方提供資金，而需要由合資方及／或其聯屬公司就合資公司之利益提供抵押品或擔保，或合資方需要向合資公司提供股東貸款，合資方及／或其聯屬公司（視乎情況而定）向合資公司提供或就合資公司之利益提供之所有財務資助或貸款，將按它們各自於合資公司之股本權益比例及個別基準提供。倘需要更多資金，合資公司將考慮以銀行、財務機構或第三方貸款或按個別及按比例基準提供股東貸款方式籌集更多資金。

吾等認為，資本出資及以個別基準按合資方及／或其聯屬公司對合資公司之出資比例向合資公司就任何財務資助提供擔保乃受接納之商業慣例。

訂立總合資協議之理由

誠如二零零七年年報所述， 貴集團就由 貴集團及第三方擁有之新酒店方面持有一套積極進取之發展及經營計劃。按照有關發展計劃，預期至二零一二年 貴集團經營之酒店數目將超過100間。根據唐山市國土資源局日期為二零零八年六月二十一日之競買通知書，項目地塊指定作酒店以及住宅及配套商業用途。董事認為，總合資協議將有助 貴集團參與發展中國河北省唐山市之黃金地段。嘉里建設集團及APL集團均為舉足輕重之物業集團，並於發展及管理大型綜合用途物業項目方面擁有豐富之經驗及專業知識。結合合資方於酒店、商業及住宅項目之經驗、地位及專業知識，預期項目地塊之發展將提升股東之價值，並為 貴集團提供經常性收入。總合資協議為 貴集團與嘉里建設集團自一九九六年以來於中國之第七項合作物業發展項目，並為 貴集團與APL集團自二零零六年以來於中國之第三項合作物業發展項目。吾等於下文載列 貴集團、嘉里建設集團及APL集團於中國共同發展之項目：

貴集團、嘉里建設集團及APL集團於中國共同發展及將發展之項目

項目	年度	貴集團所持比例 %	嘉里建設集團所持比例 %	APL集團所持比例 %	其他人士所持比例 %
營運中物業					
北京嘉里中心及香格里拉嘉里中心大酒店（北京）	一九九八年*	23.75	71.25	–	5.0
上海嘉里中心（上海）	一九九八年*	24.75	74.25	–	1.0
發展中物業					
靜安項目（上海）	二零零四年#	49.0	51.0	–	–
浦東項目（上海）	二零零六年#	23.20	40.80	16.0	20.0
河東項目（天津）	二零零六年#	20.0	49.0	31.0	–
南昌市項目（江西）	二零零八年#	20.0	80.0	–	–
唐山市項目（河北）	**二零零八年#**	**20.0**	**40.0**	**25.0**	**15.0**

* 投入營運年度

\# 成立相關合資公司年度

根據唐山市統計局，唐山市之外商直接投資額一直大幅增長，誠如下表所示，由二零零三年之182,000,000美元增至二零零七年之642,000,000美元，增幅約為253%：



唐山市之外商直接投資額
百萬美元
700
600
500
400
300
200
100
0
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年

資料來源：唐山市統計局刊發之唐山統計年鑑

唐山市之旅遊業近年來亦迅速發展。誠如唐山統計年鑑所述，唐山市於二零零六年錄得之旅遊業投資額為人民幣600,000,000元。誠如下圖所反映，遊客人數由二零零三年之3,400,000人次大幅增加至二零零七年之7,700,000人次：



往唐山市旅遊之遊客人數
遊客人次
(百萬人)
9
8
7
6
5
4
3
2
1
0
二零零三年
二零零四年
二零零五年
二零零六年
二零零七年

資料來源：唐山市統計局刊發之唐山統計年鑑

(c) 中國河北省唐山市鳳凰新城區大理路西側、朝陽道南側地塊(地塊編號：3)，總面積為75,855.94平方米，土地使用權之年期為70年(指定作住宅用途)及40年(指定作商業用途)。

購買項目地塊之總代價約為人民幣1,705,000,000元(約250,000,000美元)已計及項目地塊之地點及潛在價值。嘉里置業中國已墊付及支付首筆按金780,000,000港元(約100,600,000美元)。該按金之60%(連同自嘉里置業中國支付按金當日至相關訂約方全數償付款項當日止按年利率2.15429厘計算之利息)已由JIPL、香格里拉中國及敦年國際按它們各自於合資公司之股權比例償付予嘉里置業中國。代價結餘須根據土地合同支付。

項目地塊能發展成混合用途發展項目，嘉里置業中國、JIPL、香格里拉中國及敦年國際將於成立合資公司前協定有關發展計劃。預期嘉里建設集團將於項目地塊興建期間，向合資公司提供若干持續項目發展、建築管理及項目顧問服務，總費用不超過總建築成本之2%。合資方亦預計將於其中一個項目地塊上興建一間酒店。預期 貴集團將於該酒店營運期間，提供若干持續酒店管理服務。現時尚未就上述交易訂立協議，而合資公司將與有關方就建議安排按公平基準磋商。

唐山市之概覽

唐山市為河北省之主要重工業城鎮，位於北京及天津以東及秦皇島以西。唐山市為連接中國北部及東北部之主要通道，擁有豐富礦儲量及其他天然資源，例如煤、原油及鋼。唐山市亦為中國主要能源及原材料生產基地之一。唐山市有多個歷史古蹟，其中清東陵更被列入世界文化遺產名單。唐山亦有多個景點，為旅遊勝地。

APL集團之主要業務為物業發展及投資及項目管理。APL連同　貴集團已共同開發位於新加坡之東陵坊(一個零售商場)、東陵大廈(一個零售及寫字樓中心)及商貿飯店。於二零零六年，APL集團連同嘉里建設及　貴公司投資位於上海及天津之兩個混合用途發展項目。據彭博所報價，APL於最後實際可行日期之市值約為1,400,000,000坡元。

KB集團之核心業務為投資控股，持有從事甘蔗種植、製糖及精煉糖、麵粉製造、動物飼料製造、食用油精煉及買賣、酒店營運、航運、物業投資及發展、棕櫚樹種植、電影發行及展覽、環境工程、廢物管理及設施、保險、再保險及保險經紀以及一般貿易之公司之權益。

有關合資公司及項目地塊之資料

根據總合資協議，合資方將促使嘉里置業中國、JIPL、香格里拉中國及敦年國際(視乎情況而定)就購買項目地塊成立一家或多於一家合資公司。合資公司之業務範圍將為房地產發展、營運、銷售、租賃、物業管理及酒店發展、營運及管理。合資公司之最高投資總額將約為人民幣7,300,000,000元(約1,070,400,000美元)。

項目地塊位於中國河北省唐山市鳳凰新城區，地盤總面積為295,013.83平方米。項目地塊指定作酒店以及住宅及配套商業用途。

項目地塊之詳情如下：

(a) 中國河北省唐山市鳳凰新城區大理路西側、長虹道北側地塊(地塊編號：1)，總面積為18,912.19平方米，土地使用權之年期為40年(指定作酒店用途)；

(b) 中國河北省唐山市鳳凰新城區大理路東側、朝陽道南側地塊(地塊編號：2)，總面積為200,245.70平方米，土地使用權之年期為70年(指定作住宅用途)及40年(指定作商業用途)；及

於二零零七年十二月三十一日， 貴集團在全球擁有及管理四十二間酒店，亦為第三方擁有人管理十三間酒店。 貴集團擁有股本權益之兩間酒店由其他公司管理。此外， 貴集團擁有四十五個發展中酒店項目，預期其營運將於二零零八年至二零一二年間展開。該四十五個酒店項目之中，其中二十三個由 貴集團擁有，三個為與第三方訂立之營運租賃項目，十九個由第三方擁有但由 貴集團管理。 貴集團亦擁有另外六個發展中商用物業項目。

受惠於中國消閒及商務旅遊之強勁增長， 貴集團繼續擴充亞洲(尤其中國)之豪華酒店市場。於二零零七年， 貴集團之可用客房增加合共2,943間，約90%之可用客房位於中國。

有關其他合資方之資料

以下為將根據總合資協議成立之合資公司之股權架構及股東背景概要：

合資方	合資公司之股東	持股量百分比
嘉里建設	嘉里置業中國	40%
APL	JIPL	25%
貴公司	香格里拉中國	20%
KB	敦年國際	15%
		100%

嘉里建設集團之主要業務為：(i)在香港、中國及亞洲太平洋區進行物業發展、投資及管理；(ii)物流、貨運以及擁有及經營貨倉業務；(iii)在香港及中國進行與基建相關之投資；及(iv)在香港擁有酒店，以及在中國擁有及經營酒店業務。嘉里建設集團之策略為擴充中國內地之地產業務，並與 貴集團合作於主要城市之核心地點發展酒店、住宅、商用物業、寫字樓及豪華公寓。自一九九六年以來，嘉里建設集團與 貴集團合作已久，兩者共同投資於香港及中國發展商用、住宅、寫字樓及酒店物業項目，包括北京嘉里中心、北京香格里拉嘉里中心大酒店、上海嘉里中心，以及位於上海、天津及南昌之多個混合用途發展項目。於二零零八年七月，嘉里建設之聯繫人亦與 貴公司成立合資公司，以在菲律賓發展一個五星級酒店及高檔住宅發展項目。據彭博所報價，嘉里建設於最後實際可行日期之市值約為57,900,000,000港元。

五位共同董事為郭孔演先生、郭孔錀先生、雷孟成先生、Giovanni ANGELINI先生及郭雯光女士，彼等連同彼等各自之聯繫人合共擁有4,880,683股股份之權益，約佔 貴公司於最後實際可行日期之全部已發行股本之0.17%。獨立董事委員會經已組成，成員為全體獨立非執行董事Alexander Reid HAMILTON先生、黃啟民先生、Timothy David DATTELS先生及趙永年先生，以就總合資協議之條款對獨立股東而言是否公平合理，及訂立總合資協議是否符合 貴公司及股東之整體利益，向獨立股東提供意見。吾等新百利已獲委任就此向獨立董事委員會及獨立股東提供意見。

於達致吾等之意見及推薦建議時，吾等已審閱(其中包括)總合資協議及確認嘉里置業中國、JIPL、香格里拉中國及敦年國際成功投得項目地塊之成交確認書。吾等依賴由 貴集團董事及管理層所提供之資料、事實及發表之意見，並假設該等資料、事實及意見屬真實、準確及完整，及截至股東特別大會舉行時間仍屬真實、準確及完整。吾等亦已徵求並獲得董事確認，向吾等提供之資料及表達之意見並無遺漏任何重大事實。吾等並無理由懷疑任何重大資料被隱瞞，或懷疑所獲提供資料之真實性或準確性。吾等倚賴該等資料，並認為吾等獲提供之資料足以讓吾等達致知情意見。然而，吾等並無對 貴集團或任何合資方之業務及狀況進行任何獨立調查。

主要考慮因素及理由

於達致吾等之意見時，吾等已考慮下列主要因素及理由：

1. 訂立總合資協議之背景及理由

有關 貴集團之資料

貴集團之主要業務為擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。 貴集團之若干附屬公司於多個國家內亦為若干不同商標及服務標誌之註冊所有人，該等商標計有「香格里拉」、「Traders」、「Rasa」、「夏宮」及「香宮」及其他相關標記及標誌。 貴集團及其若干聯營公司亦從事出租寫字樓、商業、住宅大廈及展覽場地及服務式公寓。

以下為新百利以供載入本通函所編製致獨立董事委員會及獨立股東之意見函件。

新百利有限公司
香港
中環
遮打道3A號
香港會所大廈
10樓

敬啟者：

關連交易
有關就購買、持有及發展
中國河北省唐山市地塊
成立合資公司

吾等已獲委任為獨立財務顧問，就有關嘉里建設、JIPL、香格里拉中國及敦年國際購買、持有及發展中國河北省唐山市項目地塊成立合資公司之總合資協議之條款，向獨立董事委員會及獨立股東提供意見。有關總合資協議之詳情載於日期為二零零八年八月十八日致股東之通函(「通函」)，而本函件構成通函之一部分。除文義另有所指外，本函件所用之詞彙與通函所定義者具有相同涵義。

於最後實際可行日期，嘉里控股為 貴公司之控股股東，該公司擁有1,398,318,463股股份之權益，約佔 貴公司全部已發行股本之48.46%。因此，根據上市規則，嘉里控股為 貴公司之關連人士。嘉里建設作為嘉里控股之附屬公司，在上市規則下被認為是嘉里控股之聯繫人。APL其中一家附屬公司為擁有 貴公司一家附屬公司25%權益之主要股東。因此，根據上市規則，嘉里建設及APL被認為是 貴公司之關連人士，根據上市規則，總合資協議當中所述交易，對 貴公司而言構成關連交易，故需要獨立股東之批准。嘉里控股、KSL、KB及彼等各自之聯繫人以及於上述任何一家公司或APL擔任董事職務之五名董事連同彼等各自之聯繫人，均會在股東特別大會上就批准總合資協議之決議案放棄投票，決議案將以股數方式投票表決。

經考慮新百利之推薦建議及意見後，吾等認為總合資協議及總合資協議當中所述交易之條款為一般商業條款，乃於日常及一般業務過程中訂立，屬公平合理及符合本公司及其股東之整體利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上就總合資協議及總合資協議當中所述交易提呈為普通決議案之決議案。

此致

列位獨立股東　台照

香格里拉(亞洲)有限公司
獨立董事委員會
Alexander Reid HAMILTON(主席)
黃啟民
Timothy David DATTELS
趙永年
謹啟

二零零八年八月十八日

SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
網址:www.ir.shangri-la.com
(股份代號:00069)

獨立董事委員會:
Alexander Reid HAMILTON先生(主席)
黃啟民先生
Timothy David DATTELS先生
趙永年先生

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

* 僅供識別

敬啟者:

關連交易
有關就購買、持有及發展
中國河北省唐山市地塊
成立合資公司

吾等謹此提述本通函(本函件為其中一部分)。除文義另有所指外,本函件所用之詞彙與通函所定義者具有相同涵義。

獨立董事委員會已成立,以就(吾等認為)總合資協議及總合資協議當中所述交易之條款是否公平合理及符合本公司及其股東之整體利益向獨立股東提供意見。新百利已獲委任為獨立財務顧問,以就總合資協議及總合資協議當中所述交易向獨立董事委員會及獨立股東提供意見。

在作出一切合理查詢後，就本公司所知，於最後實際可行日期：

(i) 棄權股東控制或有權控制彼等各自持有之股份之表決權；

(ii) (a)棄權股東概無訂立或受約束的任何股權信託或其他協議或安排或協商(徹底的股權出售除外)；及(b)棄權股東並無責任或權利，據此該等人士已經或可能已經將行使其持有之股份之表決權之控制權臨時或永久移交(不論是全面移交或按個別情況移交)予第三方；及

(iii) 棄權股東於本公司之實益持股權益與彼等在股東特別大會上將會控制或有權行使表決權之股份數目並無差異。

決議案將以股數方式投票表決。

不論決議案會否獲獨立股東通過，本公司將於股東特別大會結束後之營業日公布股東特別大會之結果。

務請　閣下垂注本通函附錄所載之其他資料。

此致

列位股東　台照

代表
香格里拉(亞洲)有限公司
主席
郭孔演
謹啟

二零零八年八月十八日

根據上市規則，於總合資協議及總合資協議當中所述交易中擁有重大權益之本公司任何關連人士及任何其他股東以及彼等各自之聯繫人將會就決議案放棄投票。

下列人士(「棄權股東」)將會就決議案放棄投票：

(i) 嘉里控股及其聯繫人，於最後實際可行日期擁有1,398,318,463股股份權益(佔所有已發行股份約48.46%)；

(ii) KSL及其聯繫人，於最後實際可行日期擁有138,000,000股股份權益(佔所有已發行股份約4.78%)；

(iii) KB及其聯繫人，於最後實際可行日期擁有89,742,581股股份權益(佔所有已發行股份約3.11%)；

(iv) 郭孔演先生(為本公司、嘉里控股、KSL及KB之共同董事)及其聯繫人，於最後實際可行日期擁有2,326,173股股份權益(佔所有已發行股份約0.08%)；

(v) 郭孔錀先生(為本公司及嘉里控股之共同董事)及其聯繫人，於最後實際可行日期擁有1,002,222股股份權益(佔所有已發行股份約0.03%)；

(vi) 雷孟成先生(為本公司及嘉里控股之共同董事)及其聯繫人，於最後實際可行日期擁有833,333股股份權益(佔所有已發行股份約0.03%)；

(vii) Giovanni ANGELINI先生(為本公司及嘉里控股之共同董事)及其聯繫人，於最後實際可行日期擁有216,666股股份權益(佔所有已發行股份約0.01%)；及

(viii) 郭雯光女士(為本公司、KSL、APL及KB之共同董事)及其聯繫人，於最後實際可行日期擁有502,289股股份權益(佔所有已發行股份約0.02%)。

9. 要求以股數進行表決之程序

根據公司細則，惟受限於上市規則，於任何股東大會上提呈投票之決議案必須以舉手方式表決，除非於宣布舉手方式表決之結果時或之前或於撤回任何其他以股數方式投票表決之要求時：

(i) 本公司股東大會主席；或

(ii) 至少三位親身出席股東大會之股東或其正式授權之公司代表或其委任代表，彼等須為當時有權於本公司股東大會上投票之人士；或

(iii) 任何一名或多名親身出席股東大會之股東或其正式授權之公司代表或其委任代表，由其持有之投票權須不少於所有有權於本公司股東大會上投票之股東之總投票權之十分之一；或

(iv) 任何一名或多名親身出席股東大會之股東或其正式授權之公司代表或其委任代表，由其持有附有權利可於股東大會上投票之股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總額之十分之一要求以股數方式投票表決。

此外，倘由(i)該股東大會主席及(ii)董事所持有之委任代表投票權合共佔該股東大會之總投票權5%或以上，以及倘以舉手方式表決任何決議案時該股東大會之表決結果與上述委任代表所指示者相反，則持有上述委任代表投票權之股東大會主席及／或任何董事必須要求以股數方式表決，除非以該等人士持有之總代表權而言，以股數表決顯然不會推翻舉手表決之結果。

10. 一般資料

召開股東特別大會之通告載於本通函第38及39頁。於股東特別大會上，將提呈決議案以確認、追認及批准總合資協議及總合資協議當中所述交易。

本通函隨附股東特別大會適用之代表委任表格。無論　閣下能否出席大會，務請將附奉之代表委任表格按其印列之指示填妥，並於股東特別大會指定舉行時間四十八小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回隨附之代表委任表格後，　閣下仍可親身出席股東特別大會及在會上投票。

7. 上市規則之含義

嘉里控股為本公司及嘉里建設之控股股東。嘉里建設為嘉里控股之聯繫人，因此為本公司之關連人士。嘉里置業中國為嘉里建設之間接全資附屬公司。APL之附屬公司為本公司間接擁有75%權益之一間附屬公司之主要股東，擁有其25%已發行股份，故此APL為本公司之關連人士。JIPL為APL之直接全資附屬公司。因此，根據上市規則，訂立總合資協議及總合資協議當中所述交易對本公司而言構成關連交易。鑑於本集團對合資公司之最高出資額超過本公司資產總值及市值之2.5%，故總合資協議及總合資協議當中所述交易須獲得獨立股東之批准。

本公司已成立獨立董事委員會，以就總合資協議及總合資協議當中所述交易向獨立股東提供意見。新百利已獲委任為獨立財務顧問，以就總合資協議及總合資協議當中所述交易向獨立董事委員會及獨立股東提供意見。

8. 推薦建議

經考慮新百利就總合資協議及總合資協議當中所述交易而作出之推薦建議及意見（載於本通函第20至30頁之「新百利函件」）後，獨立董事委員會認為總合資協議及總合資協議當中所述交易之條款乃按一般商業條款訂立，屬公平合理，就獨立股東而言，乃符合本公司及其股東之整體利益。因此，董事（包括獨立非執行董事）認為總合資協議及總合資協議當中所述交易之條款乃按一般商業條款訂立，屬公平合理，並符合本公司及其股東之整體利益。

務請 閣下垂注本通函第18及19頁所載之「獨立董事委員會函件」（當中載有其致獨立股東之推薦建議），以及本通函第20至30頁所載之「新百利函件」（當中載有其就總合資協議及總合資協議當中所述交易致獨立董事委員會及獨立股東之意見）。

獨立董事委員會及新百利均建議獨立股東投票贊成將於股東特別大會上提呈之決議案。因此，董事（包括獨立非執行董事）建議獨立股東投票贊成將於股東特別大會上提呈之決議案。

5. 訂立總合資協議及總合資協議當中所述交易之理由及利益

董事相信，根據總合資協議之條款聯合購買及發展項目地塊將有助本集團參與發展中國河北省唐山市之黃金地段。項目地塊指定作酒店以及住宅及配套商業用途。結合合資方於酒店、商業及住宅項目之經驗、地位及專業知識，預期項目地塊之發展將提升股東之價值，並為本集團提供經常性收入。

就項目地塊之發展及項目管理而言，預期嘉里建設集團將於項目地塊興建期間，向合資公司提供若干持續項目發展、建築管理及項目顧問服務，總費用不超過總建築成本之2%。此外，合資方現時預計將於其中一個項目地塊上興建一家酒店。就該酒店之營運及管理而言，預期本集團將於該酒店營運期間，提供若干持續酒店管理服務。現時尚未就上述交易訂立協議，而合資公司將於適當時候與有關方就建議交易之任何協議按公平基準磋商。本公司將於有關時間遵守上市規則有關就建議交易簽訂任何協議之相關規定。

6. 有關本公司、嘉里建設、APL及KB之資料

本集團之主要業務為擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。本公司之附屬公司於多個國家內亦為若干不同商標及服務標誌之註冊所有人，該等商標計有「香格里拉」、「Traders」、「Rasa」、「夏宮」及「香宮」及其他相關標記及標誌。

嘉里建設集團之主要業務為：(i)在香港、中國及亞洲太平洋區進行物業發展、投資及管理；(ii)物流、貨運以及擁有及經營貨倉業務；(iii)在香港及中國進行與基建相關之投資；及(iv)在香港擁有酒店，以及在中國擁有及經營酒店業務。

APL於新交所上市。APL集團之主要業務為物業發展及投資及項目管理。

KB集團之主要業務包括投資控股，持有從事甘蔗種植、製糖及精煉糖、麵粉製造、動物飼料製造、食用油精煉及買賣、酒店營運、航運、物業投資及發展、棕櫚樹種植、電影發行及展覽、環境工程、廢物管理及設施、保險、再保險及保險經紀以及一般貿易之公司之權益。

3. 訂立總合資協議及總合資協議當中所述交易之財務影響

按照合資公司之最高投資總額約人民幣7,300,000,000元(約1,070,381,000美元),預期本集團向合資公司作出之最高出資額約為人民幣1,460,000,000元(約214,076,000美元)。

代價乃由嘉里置業中國、JIPL、香格里拉中國及敦年國際經考慮項目地塊之地點及潛在價值後及共同於公開掛牌中成功摘牌競買而釐定。現時預期本公司對合資公司作出最高出資額所需之資金,將由本公司透過其內部現金儲備及/或外借銀行貸款撥付。本公司現階段無法確定內部現金儲備與對外銀行借款之比例。預期作出最高出資額之資金需求不會對本集團造成任何重大影響。

由於合資公司將由香格里拉中國持有20%,故合資公司將被視為香格里拉中國之聯營公司,並將計入本公司之綜合財務報表。

4. 合資公司之資料

於完成總合資協議當中所述交易後,各合資公司將分別由香格里拉中國、嘉里置業中國、JIPL及敦年國際按20%、40%、25%及15%之股權比例持有。合資方將協定將成立之合資公司數目,現時預期將成立不多於三家合資公司。緊隨總合資協議當中所述交易完成後,各合資公司之股權架構將如下:


本公司
嘉里建設
APL
KB
100%
100%
100%
100%
香格里拉中國
嘉里置業中國
JIPL
敦年國際
20%
40%
25%
15%
合資公司

(b) 倘本公司未能就總合資協議及總合資協議當中所述交易取得獨立股東批准，或股東特別大會並未於二零零八年十二月三十一日或之前(或合資方協議之較後日期)舉行，則本公司將被視為已退出總合資協議，及嘉里建設、APL和KB可就它們本身(或透過它們各自的聯屬公司)按相同比例購買本集團於合資公司所持有之權益(即嘉里建設／APL／KB之最終股權將為：50%／31.25%／18.75%)，並於該收購日期起計七個營業日內向本公司歸還就(其中包括)購買項目地塊或為購買項目地塊而成立合資公司所支付之任何款項或產生之任何開支。

(c) 倘股東協議及公司章程規定之一切所需批文、同意書、授權及許可證並未於簽署股東協議及公司章程起計18個月內(或合資方協議之較後日期)取得，則任何合資方可向其他合資方發出書面通知終止有關合資公司之安排。於終止後，嘉里建設可(i)自行(或透過嘉里置業中國或其任何聯屬公司)購買合資公司之全部權益；或(ii)引入第三方購買本公司、APL、KB或它們各自聯屬公司於合資公司各自所持有之權益，並於終止日期起計七個營業日內向本公司、APL及／或KB(視乎情況而定)歸還就(其中包括)購買項目地塊或為購買項目地塊而成立合資公司所支付之任何款項或產生之任何開支。

倘上文(a)、(b)或(c)項發生，則本公司(如適用)將遵守上市規則之規定。

董事會之組成： 合資公司之董事會將由五位董事組成，其中兩位將由嘉里置業中國委派，而JIPL、香格里拉中國及敦年國際各自將有權委派一名董事。

先決條件： 總合資協議及總合資協議當中所述交易、合資公司之成立及股東協議和公司章程須待下列條件達成後，方可履行：

(a) 嘉里建設獨立股東批准總合資協議及總合資協議當中所述交易及嘉里建設遵守上市規則；

(b) 獨立股東批准總合資協議及總合資協議當中所述交易及本公司遵守上市規則；及

(c) 取得中國相關部門就成立合資公司所需之所有批准。

上述條件不得由合資方豁免。

終止合資公司：

(a) 倘嘉里建設未能就總合資協議及總合資協議當中所述交易取得嘉里建設獨立股東批准，或嘉里建設將召開以批准總合資協議及總合資協議當中所述交易之股東特別大會並未於二零零八年十二月三十一日或之前(或合資方協議之較後日期)舉行，則嘉里建設可向其他合資方發出書面通知終止有關合資公司之安排，於終止後，嘉里建設可：(i)自行(或透過嘉里置業中國或其任何聯屬公司)購買合資公司之全部權益；或(ii)引入第三方購買本公司、APL、KB或它們各自聯屬公司於合資公司各自所持有之權益，並於終止日期起計七個營業日內向本公司、APL及／或KB(視乎情況而定)歸還就(其中包括)購買項目地塊或為購買項目地塊而成立合資公司所支付之任何款項或產生之任何開支。

資金及提供擔保： 合資公司未來所需資金之來源及年期由合資公司董事會不時釐定。倘需要由銀行、財務機構或其他第三方提供任何資金，各合資方須根據借方與合資方所議定按彼於合資公司之股本權益比例及個別基準，由其本身及／或其聯屬公司提供或促使提供該種形式之財務資助(包括但不限於就合資公司之利益提供抵押品或擔保及／或由合資方提供個別企業擔保及彌償)。倘需要股東資金，各合資方須按彼於合資公司之股本權益比例及個別基準，由其本身及／或其聯屬公司提供或促使提供該項資金。

倘嘉里置業中國、JIPL、香格里拉中國及敦年國際以股東貸款形式各自向合資公司提供任何資金，則該等股東貸款：

(a) 須為非循環貸款(除非合資公司之股東另有協議)；

(b) 僅可在(其中包括)向合資公司提供貸款或融資之銀行或財務機構施加之任何限制下償還；

(c) 僅須根據合資公司股東當時於合資公司之股本權益按比例償還予合資公司股東(視乎情況而定)；及

(d) 倘該等股東貸款計息，利息可按合資公司股東協議之當時利率收取。

首筆訂金之償付： 首筆款額780,000,000港元(約100,645,000美元)之60%(包含在代價內)將由JIPL、香格里拉中國及敦年國際按它們各自於合資公司之股權比例償付予嘉里置業中國。

2. 總合資協議之詳情

總合資協議之主要條款如下：

日期：	二零零八年七月二十一日
訂約方：	本公司、嘉里建設、APL及KB
合資形式：	合資方將促使嘉里置業中國、JIPL、香格里拉中國及敦年國際成立一家或多於一家合資公司以收購項目地塊。合資方將協定將成立之合資公司數目，現時預期將成立不多於三家合資公司。
合資方之股權比例：	嘉里置業中國、JIPL、香格里拉中國及敦年國際於合資公司之股權比例分別為40%、25%、20%及15%。
合資公司名稱：	將由合資方釐定
合資公司訂約方：	嘉里置業中國、JIPL、香格里拉中國及敦年國際
註冊資本：	合資公司之註冊資本總額將相等於代價或嘉里置業中國、JIPL、香格里拉中國及敦年國際將協定之其他款額，該款額將由嘉里置業中國、JIPL、香格里拉中國及敦年國際按它們各自於合資公司之股權比例出資。合資公司之註冊資本總額將不會超過下述之最高投資總額。
最高投資總額：	合資公司之最高投資總額將約為人民幣7,300,000,000元(約1,070,381,000美元)。合資方將協定各合資公司之投資總額，惟總額不得超過最高投資總額人民幣7,300,000,000元(約1,070,381,000美元)。
合資公司之經營範圍：	房地產發展、營運、銷售、租賃、物業管理及酒店發展、營運及管理。

項目地塊指定作酒店以及住宅及配套商業用途。授出項目地塊編號1之土地使用權之年期為40年(指定作酒店用途),而授出項目地塊編號2及編號3之土地使用權之年期為70年(指定作住宅用途)及40年(指定作商業用途)。

購買項目地塊之代價約為人民幣1,705,000,000元(約250,000,000美元),將以現金支付。首筆款額780,000,000港元(約100,645,000美元)已支付,而代價餘額則須根據土地合同支付。

於成功競買項目地塊後,合資方已於二零零八年七月二十一日訂立總合資協議,據此,合資方將促使嘉里置業中國、JIPL、香格里拉中國及敦年國際(視乎情況而定)就購買、持有及發展項目地塊成立一家或多於一家合資公司,並就成立合資公司及發展項目地塊訂立股東協議及公司章程。

嘉里控股為本公司及嘉里建設之控股股東。嘉里建設為嘉里控股之聯繫人,因此為本公司之關連人士。APL之附屬公司為本公司間接擁有75%權益之一間附屬公司之主要股東,擁有其25%已發行股份,故此APL為本公司之關連人士。因此,根據上市規則,訂立總合資協議及總合資協議當中所述交易對本公司而言構成關連交易。鑑於本集團對合資公司之最高出資額超過本公司資產總值及市值之2.5%,故總合資協議及總合資協議當中所述交易須獲得獨立股東之批准。

本通函旨在為　閣下提供(其中包括)有關總合資協議及總合資協議當中所述交易及上市規則所規定之其他資料之進一步詳情。本通函亦包含新百利致獨立董事委員會及獨立股東有關總合資協議及總合資協議當中所述交易之意見書、獨立董事委員會致獨立股東有關總合資協議及總合資協議當中所述交易之意見書及股東特別大會通告。

SHANGRI-LA ASIA LIMITED
（於百慕達註冊成立之有限公司）
香格里拉（亞洲）有限公司*
網址：www.ir.shangri-la.com
（股份代號：00069）

執行董事：
郭孔演先生（主席）
郭孔錀先生（總裁兼首席執行官）
雷孟成先生（副主席）
Giovanni ANGELINI先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

非執行董事：
郭雯光女士
何建源先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生+
黃啟民先生+
Timothy David DATTELS先生+
趙永年先生+
何建福先生（何建源先生之替任董事）

總辦事處及香港
主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

* 僅供識別

+ 獨立非執行董事

敬啟者：

關連交易
有關就購買、持有及發展
中國河北省唐山市地塊
成立合資公司

1. 緒言

於二零零八年七月二十二日，董事會宣布，嘉里置業中國、JIPL、香格里拉中國及敦年國際共同於公開掛牌中成功摘牌競買中國河北省唐山市之項目地塊之土地使用權。於二零零八年七月二十一日，唐山市國土資源局向嘉里置業中國、JIPL、香格里拉中國及敦年國際發出成交確認書，以確認投得項目地塊。

「股份」	指	本公司股本中每股面值1.00港元之普通股；
「股東」	指	股份持有人；
「股東協議」	指	嘉里置業中國、JIPL、香格里拉中國與敦年國際將訂立有關成立合資公司之股東協議；
「股東特別大會」	指	本公司將於二零零八年九月十日(星期三)上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店三十九樓天窗廳舉行之股東特別大會，會上將提呈決議案，大會通告載於本通函第38及39頁；
「平方米」	指	平方米；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	具有(香港法例第32章)香港公司條例第2(4)條所賦予之涵義；
「美元」	指	美利堅合眾國法定貨幣美元；
「敦年國際」	指	敦年國際有限公司，一家於香港註冊成立之有限公司，為KB之間接全資附屬公司；及
「%」	指	百分比。

附註：於本通函內，以人民幣及港元列示之金額已分別按1.00美元兑人民幣6.82元及1.00美元兑7.75港元之匯率折算為美元，以供説明之用。並無就有關金額已經、可能曾經或可能按上述匯率或任何其他匯率換算作出任何聲明。

「中國」	指	中華人民共和國；
「項目地塊」	指	以下地盤總面積為295,013.83平方米之地塊： (i) 中國河北省唐山市鳳凰新城區大理路西側、長虹道北側地塊(地塊編號：1)，總面積為18,912.19平方米； (ii) 中國河北省唐山市鳳凰新城區大理路東側、朝陽道南側地塊(地塊編號：2)，總面積為200,245.70平方米；及 (iii) 中國河北省唐山市鳳凰新城區大理路西側、朝陽道南側地塊(地塊編號：3)，總面積為75,855.94平方米；
「決議案」	指	獨立股東於股東特別大會上通過有關確認、追認及批准總合資協議及總合資協議當中所述交易之決議案；
「人民幣」	指	中國法定貨幣人民幣；
「香格里拉中國」	指	香格里拉中國有限公司，一家於香港註冊成立之有限公司，並為本公司之間接全資附屬公司；
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)；
「坡元」	指	新加坡法定貨幣新加坡元；
「新交所」	指	新加坡證券交易所有限公司；

「嘉里控股」	指	嘉里控股有限公司，一家於香港註冊成立之公司，於最後實際可行日期，為本公司及嘉里建設各自之控股股東；
「嘉里置業中國」	指	嘉里置業(中國)有限公司，一家於香港註冊成立之有限公司，並為嘉里建設之間接全資附屬公司；
「嘉里建設」	指	Kerry Properties Limited嘉里建設有限公司，一家於百慕達註冊成立之獲豁免有限公司，其股份在聯交所主板上市；
「嘉里建設集團」	指	嘉里建設及其附屬公司；
「嘉里建設獨立股東」	指	無須於嘉里建設為考慮及酌情批准總合資協議及總合資協議當中所述交易而將舉行之股東特別大會上放棄投票之嘉里建設股東；
「嘉里建設股份」	指	嘉里建設股本中每股面值1.00港元之普通股；
「嘉里建設股東」	指	嘉里建設股份持有人；
「KSL」	指	Kuok (Singapore) Limited，一家於新加坡註冊成立之公司，為APL之控股股東；
「最後實際可行日期」	指	二零零八年八月八日，即本通函付印前就確定本通函所載之若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「總合資協議」	指	本公司、嘉里建設、APL與KB於二零零八年七月二十一日就成立合資公司以購買及發展項目地塊而訂立之總合資協議；
「標準守則」	指	上市公司董事進行證券交易的標準守則，全文載於上市規則附錄十；

「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「港元」	指	香港法定貨幣港元；
「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	由全體獨立非執行董事組成之董事會獨立委員會；
「獨立財務顧問」或「新百利」	指	新百利有限公司，一家根據證券及期貨條例可從事第1類（證券買賣）、第4類（證券顧問）、第6類（企業融資顧問）及第9類（資產管理）受規管活動之持牌法團，亦為獨立董事委員會及獨立股東就總合資協議及總合資協議當中所述交易之條款之獨立財務顧問；
「獨立非執行董事」	指	獨立非執行董事；
「獨立股東」	指	毋須在股東特別大會上就決議案放棄投票之股東；
「JIPL」	指	Jeston Investments Pte Ltd，一家於新加坡註冊成立之有限公司，為APL之直接全資附屬公司；
「合資公司」	指	嘉里置業中國、JIPL、香格里拉中國及敦年國際為購買、持有及發展項目地塊而將於中國河北省唐山市成立之外商獨資企業，現時預期將成立不多於三家合資公司；
「合資方」	指	本公司、嘉里建設、APL及KB之統稱；
「KB」	指	Kuok Brothers Sdn. Bhd.，一家於馬來西亞註冊成立之有限公司；
「KB集團」	指	KB及其附屬公司；

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯屬公司」	指	就任何合資方而言，該合資方不時之附屬公司或控股公司，或該控股公司不時之附屬公司；
「APL」	指	Allgreen Properties Limited，一家於新加坡註冊成立之有限公司，其股份於新交所上市；
「APL集團」	指	APL及其附屬公司；
「公司章程」	指	合資公司之公司章程；
「聯繫人」	指	具有上市規則所賦予之涵義；
「相聯法團」	指	具有證券及期貨條例第XV部所賦予之涵義；
「董事會」	指	董事會；
「營業日」	指	香港銀行開門營業之日子(不包括星期六及星期日)；
「公司細則」	指	本公司之公司細則；
「本公司」	指	Shangri-La Asia Limited香格里拉(亞洲)有限公司，一家於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板作第一上市及於新交所作第二上市；
「成交確認書」	指	唐山市國土資源局於二零零八年七月二十一日向嘉里置業中國、JIPL、香格里拉中國及敦年國際發出關於確認成功投得項目地塊之成交確認書；
「關連人士」	指	具有上市規則所賦予之涵義；
「代價」	指	購買項目地塊之總代價，即約人民幣1,705,000,000元(約250,000,000美元)；
「控股股東」	指	具有上市規則所賦予之涵義；

頁次

此乃要件　請即處理

閣下對本通函任何內容或應採取之行動如有任何疑問，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有香格里拉(亞洲)有限公司之股份，應立即將本通函連同隨附之代表委任表格送交予買主或承讓人或經手出售或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司*

網址：www.ir.shangri-la.com

(股份代號：00069)

關連交易
有關就購買、持有及發展
中國河北省唐山市地塊
成立合資公司

獨立董事委員會及獨立股東之獨立財務顧問

新百利有限公司

董事會函件載於本通函第6至17頁，獨立董事委員會函件則載於本通函第18及19頁。載有獨立財務顧問致獨立董事委員會及獨立股東之意見書載於本通函第20至30頁。

香格里拉(亞洲)有限公司將於二零零八年九月十日(星期三)上午十時正假座香港中環法院道太古廣場港島香格里拉大酒店三十九樓天窗廳舉行之股東特別大會上提呈普通決議案，以批准本通函所載之事項。

召開股東特別大會之通告載於本通函第38及39頁，本通函隨附股東特別大會適用之代表委任表格。無論　閣下能否出席大會，務請將附奉之代表委任表格按其印列之指示填妥，並於股東特別大會指定舉行時間四十八小時前交回本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回隨附之代表委任表格後，　閣下仍可親身出席股東特別大會及在會上投票。

* 僅供識別

END

二零零八年八月十八日